Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 21
DATED AUGUST 13, 2012
TO THE PROSPECTUS DATED SEPTEMBER 29, 2011
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 21 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated September 29, 2011, as previously supplemented by Supplement No. 19 dated June 29, 2012 (which superseded all prior supplements) and Supplement No. 20 dated July 20, 2012.  Unless otherwise defined in this Supplement No. 21, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

The purposes of this Supplement No. 21 include: to incorporate the relevant sections of our Quarterly Report on Form 10-Q for the period ended June 30, 2012, including the sections captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements as of and for the three and six months ended June 30, 2012 and an update to our risk factors; to provide an update regarding the board of directors of our Business Manager; and to provide an update on the status of our current public offering.

Risk Factors

The following risk factor supersedes and replaces the risk factor captioned “The amount and timing of distributions may vary.  We may pay distributions from the proceeds generated by borrowings,” which is located on page 36 of the prospectus.

The amount and timing of distributions may vary.

There are many factors that can affect the availability and timing of cash distributions paid to our stockholders such as our ability to buy, and earn positive yields on, real estate assets, the yields on securities of other entities in which we invest, our operating expense levels, as well as many other variables. The actual amount and timing of distributions is determined by our board of directors in its discretion, based on its analysis of our earnings, cash flow, anticipated cash flow, capital expenditure investments and general financial condition. Actual cash available for distribution may vary substantially from estimates. In addition, to the extent we invest in development or redevelopment projects, or in properties requiring significant capital requirements, our ability to make distributions may be negatively impacted, especially while we are raising capital and acquiring properties. If we are not able to generate sufficient cash flow from operations, determined in accordance with GAAP, to fully fund distributions, some or all of our distributions may be paid from other sources, including cash flow generated from investing activities, including the net proceeds from the sale of our assets. Distributions reduce the amount of money available to invest in properties or other real estate assets.

In addition, our credit agreement, dated November 1, 2010, with KeyBank National Association as administrative agent for itself and any other lenders which may become parties to the agreement (the “Credit Facility”), imposes limits on our ability to pay distributions. More specifically, without lender consent, we may not declare and pay distributions if any default under the agreement then exists or if distributions, excluding any distributions reinvested through our DRP, for the then-current quarter (and beginning with our fiscal quarter ending March 31, 2012, for the past four fiscal quarters) would exceed 95% of our funds from operations, or “FFO,” for that period. For the fiscal quarter ended June 30, 2012, distributions did not exceed 95% of our FFO. Even if we are able to obtain lender consent to pay such distributions, any distributions that exceed cash flows from operations or FFO will likely not be sustainable for a significant period of time.

The following risk factor supersedes and replaces the risk factor captioned “Geographic concentration of our portfolio makes us particularly susceptible to adverse economic developments in the real estate markets of those areas,” which begins on page 44 of the prospectus.

Geographic concentration of our portfolio may make us particularly susceptible to adverse economic developments in the real estate markets of those areas.

As of June 30, 2012, approximately 19.9%, 7.7% and 7.3% of our consolidated annualized base rental revenue of our consolidated portfolio was generated by properties located in the States of Florida, New Jersey and North Carolina, respectively. Accordingly, our rental revenues and property operating results are likely to be impacted by economic changes affecting these states. This geographic concentration also exposes us to risks of oversupply and competition in these real estate markets.

Management

Our Business Manager

The following updates the discussion contained in the section of our prospectus captioned “Management — Our Business Manager,” located on page 85.  Specifically, this section has been updated to reflect the resignations of Mr. Cosenza and Mr. Parks from the board of directors of Inland Diversified Business Manager & Advisor, Inc., effective August 6, 2012 and August 8, 2012, respectively, and the appointment of Mr. Hutchison to the board of directors of the Business Manager.

Our Business Manager, Inland Diversified Business Manager & Advisor, Inc., is an Illinois corporation and a wholly owned subsidiary of IREIC.  The Business Manager conducts its activities at its principal executive office at 2901 Butterfield Road in Oak Brook, Illinois.  The following table sets forth information regarding its executive officers and directors.  The biography of Mr. Goodwin is set forth above under “– Inland Affiliated Companies” and the biographies of Mr. Lazarus, Ms. Matlin, Ms. Gujral, Mr. Hippel and Ms. Hrtanek are set forth above under “– Our Directors and Executive Officers.”

Name	Age*	Position
Daniel L. Goodwin	68	Director
Timothy D. Hutchison………..	46	Director
Barry L. Lazarus……………..	65	Director and President
Brenda G. Gujral	69	Vice President
Roberta S. Matlin	67	Vice President
Steven T. Hippel	40	Treasurer and Chief Financial Officer
Cathleen M. Hrtanek	35	Secretary

*As of January 1, 2012

Timothy D. Hutchison has served as a director of our Business Manager since August 2012. Mr. Hutchison joined The Inland Real Estate Group, Inc. as vice president of The Inland Services Group, Inc. in November 2005. In April 2010, he was promoted to president of The Inland Services Group, Inc., overseeing the shared service operation which is responsible for human resources, information technology, risk management, marketing and communications and other support functions. In April 2012, Mr. Hutchison was named to the additional position of chief operating officer for The Inland Real Estate Group, Inc.  Since July 2012, Mr. Hutchison also has served as a director of Inland National

Services Corp., the parent company of the real estate management companies performing services for Inland Real Estate Income Trust, Inc.  Prior to joining Inland, Mr. Hutchison was deputy building commissioner for the City of Chicago Department of Buildings where he oversaw administrative operations as well as occupancy inspections. He also served as an assistant to the mayor in the office of Mayor Richard M. Daley and as finance director for the City’s Department of Aviation, where he focused on the financing of the capital improvement programs for O’Hare International and Midway Airports.

Since 2007, Mr. Hutchison has served as a director of Pan American Bank in Chicago and is a member of its audit committee and chairman of the IT committee.  Mr. Hutchison received his bachelor degree from the University of Illinois — Urbana-Champaign in economics.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion updates the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into the prospectus.

The following discussion and analysis relates to the three and six months ended June 30, 2012 and 2011 and as of June 30, 2012 and December 31, 2011. You should read the following discussion and analysis along with our consolidated financial statements and the related notes included in this report. Unless otherwise noted, all dollar amounts are stated in thousands, except share data, per share amounts, rent per square foot, and rent per unit.

Overview

We are a Maryland corporation sponsored by IREIC, and formed to acquire and develop commercial real estate located in the United States and Canada. We also may invest in other real estate assets such as interests in real estate investment trusts, or REITs, or other “real estate operating companies” that own these assets, joint ventures and commercial mortgage debt. We may originate or invest in real estate-related loans made to third parties. Our primary investment objectives are to balance investing in real estate assets that produce attractive current yield and long-term risk-adjusted returns to our stockholders, with our desire to preserve stockholders’ capital and to pay sustainable and predictable distributions to our stockholders. At June 30, 2012, the Company owned 79 retail properties and three office properties collectively totaling 7.2 million square feet and two multi-family properties totaling 420 units. As of June 30, 2012, our portfolio had weighted average physical and economic occupancy of 95.1% and 97.5% respectively. Economic occupancy excludes square footage associated with an earnout component. At the time of acquisition, certain properties have an earnout component to the purchase price, meaning we did not pay a portion of the purchase price at closing related to certain vacant spaces, although we own the entire property. We are not obligated to pay this contingent purchase price unless the seller obtains leases for the vacant space within the time limits and parameters set forth in the acquisition agreement.

As of June 30, 2012, annualized base rent per square foot averaged $13.68 for all properties other than the multi-family properties and $11,538 per unit for the multi-family properties.  Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases, including any tenant concessions, such as rent abatement or allowances, which may have been granted.

On August 24, 2009, we commenced an initial public offering (the “Offering”) of 500,000,000 shares of our common stock at a price of $10.00 per share on a “best efforts” basis through Inland Securities Corporation. We also are offering up to 50,000,000 shares of our common stock at a price of $9.50 per share to stockholders who elect to participate in our distribution reinvestment plan, or “DRP.” We will close the “best efforts” offering on August 23, 2012. However, on July 19, 2012, we filed a registration statement with the SEC, under which we will continue to issue shares to existing stockholders pursuant to the DRP. We elected to be taxed as a REIT commencing with the tax year ended December 31, 2009 and intend to continue to qualify as a REIT for federal income tax purposes.

Market Outlook

Financial markets continue to be influenced by the ongoing tug of war resulting from mixed signals in both the United States and world economies.  For example, economic stimulus programs were instituted in the United States over the past three years to stimulate domestic growth.  However, it is generally believed these programs have had only moderate success and that the lingering problems resulting from over-leveraged public and private sectors have constrained their intended benefits.  In addition, at the end of 2011 and the beginning of 2012, it had appeared that the U.S. economy had gained some momentum in job creation, a primary driver of economic growth. But, because so many companies have not committed to future expansion while they maintain large cash reserves, the momentum in job creation has not been sustained.

Further, economic problems in Europe continue.  Many of the countries in Europe are in a recession, which is compounded by austerity measures instituted in certain of the European Union member nations.  Nations with the strongest economies in the European Union have provided loans to those countries which have been unable to meet their financial obligations.  As part of these aid packages, the lender nations have typically demanded fiscal austerity from the borrowers.  However, because of the recession, the same nations are working together to develop the right mix of economic stimulus and austerity. The goal is to create private sector jobs, which would reduce reliance on the struggling nations’ public sectors.  Reports of these ongoing events influence the financial markets on a daily basis.

As we look at our company within the context of the general economy, our strategy has been to assemble a portfolio which will yield stable, predictable results. We believe the tenants occupying our retail properties, which provide basic human necessities, anchor our business. For example, grocery and drug stores generally have had steady sales from year to year. They also generally have longer term leases than those of smaller, local tenants, with few, if any, rent increases during the term of their leases.   Further, tenants in our office properties are among the strongest in their respective businesses and apartment properties, in general, are experiencing record high occupancy rates in the U.S. On the other hand, smaller retailers in our portfolio, which provide goods that are discretionary, such as jewelers, restaurants and certain apparel, typically have shorter term leases with rent increases during the term of the lease. It is this group of smaller retailers which we expect will provide the majority of growth in our portfolio going forward. However, unlike the necessity-based tenants, these retailers are more susceptible to economic trends and resistant to rent increases when their businesses are not thriving.

We believe that our portfolio is well positioned to pay sustainable distributions in the current economic climate, although until there is some cessation to the economic volatility that exists today, it is likely that growth in our earnings will be modest.  We’re encouraged by our financial results as reported herein and believe that when the global economy improves, our portfolio will be in a position to experience meaningful growth.

For the six months ended June 30, 2012 Company Highlights

Specific 2012 achievements include:

Acquiring 35 properties totaling 1.7 million square feet and 120 multi-family units for $301,329, net of debt assumed and other prorations.

Financing 27 properties through borrowing $131,721 and assuming $49,391 in secured first mortgages with a weighted average stated interest rate of 3.75% per annum and a weighted average maturity of 8.3 years.

Declaring and paying distributions totaling $0.60 per share on an annualized basis and fully funding all distributions from of cash flow from operations.

Generating gross proceeds (excluding DRP proceeds) totaling $307,468 from our Offering.

Liquidity and Capital Resources

General

Our principal demands for funds are to acquire real estate and real estate-related assets, to pay capital expenditures including tenant improvements, to pay our operating expenses including property operating expenses, to pay principal and interest on our outstanding indebtedness, to fund repurchases of previously issued common stock and to pay distributions to our stockholders. We seek to fund our cash needs for items other than asset acquisitions, capital expenditures and related financings from operations. Our cash needs for acquisitions (including any contingent earnout payments), capital improvements and related financings have been, and will during the pendency of the Offering continue to be, funded primarily from the sale of our shares, including through our distribution reinvestment plan, as well as debt financings.  The maximum potential earnout payments totaled $36,975 at June 30, 2012 and will not materially affect our liquidity. After our Offering closes to new investors on August 23, 2012, we expect that our primary source to fund our cash needs, including cash to fund earnout payments, will come from our undistributed cash flow from operations and proceeds from our DRP as well as secured or unsecured financings, including proceeds from lines of credit.

As of June 30, 2012, no amounts were outstanding on our line of credit, under which we may borrow, on an unsecured basis, up to $50,000. We are currently considering extending or entering into a new line of credit agreement. In general, our strategy is to target borrowing 55% of the total fair market value of our assets on a portfolio basis. For these purposes, the fair market value of each asset is equal to the purchase price paid for the asset or the value reported in the most recent appraisal of the asset, whichever is later.  Our charter limits the amount we may borrow to 300% of our net assets (as defined in our charter) unless any excess borrowing is approved by the board of directors including a majority of the independent directors and is disclosed to our stockholders in our next quarterly report along with justification for the excess. As of June 30, 2012, our borrowings did not exceed 300% of our net assets and we had a principal balance outstanding on mortgage loans of $632,052 with a weighted average stated interest rate including interest rate swaps of 4.83% per annum.

As of June 30, 2012, we had $36,029 in marketable securities which was mainly invested in real estate-related equity securities of publicly traded companies and publicly traded corporate bonds and had borrowed $16,888 on margin to increase our overall return.  We invest in these marketable securities to diversify our overall portfolio and increase our return to our stockholders.

As of June 30, 2012, the Offering (including the DRP) had generated proceeds, net of issuer costs and commissions, the marketing contribution, due diligence expense reimbursements, and other offering related costs, the majority of which are reallowed (paid) to third party soliciting dealers, totaling $800,322.

As of June 30, 2012 and December 31, 2011, we owed $2,592 and $1,909, respectively, to our Sponsor and its affiliates for business management fees not otherwise waived, advances from these parties used to pay administrative and offering costs, and certain accrued expenses which are included in due to related parties on the accompanying consolidated balance sheets. These amounts represent non-interest bearing advances by the Sponsor and its affiliates, which the Company intends to repay.

Distributions

We generated sufficient cash flow from operations, determined in accordance with GAAP, to fully fund distributions paid during the six months ended June 30, 2012. Cash retained by us of $1,375 from the waiver of the business management fee for the six months ended June 30, 2012 by our Business Manager had the effect of increasing cash flow from operations for this period because we did not have to use cash to pay the fee. However, even if the Business Manager had not waived this business management fee during the six months ended June 30, 2012, we would have still generated sufficient cash flow from operations to fully fund distributions paid for the period. There is no assurance that any deferral, accrual or waiver of any fee or reimbursement will be available to fund distributions in the future.

We intend to fund cash distributions to our stockholders from cash generated by our operations and other measures determined under U.S. generally accepted accounting principles (“GAAP”). Cash generated by operations is not equivalent to our net income from continuing operations also as determined under GAAP or our taxable income for federal income tax purposes. If we are unable to generate sufficient cash flow from operations, determined in accordance with GAAP, to fully fund distributions, some or all of our distributions may be paid from cash flow generated from investing activities, including the net proceeds from the sale of our assets. In addition, we may fund distributions from, among other things, advances or contributions from our Business Manager or IREIC or from the cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management fee, or waives its right to be reimbursed for certain expenses. A deferral, accrual or waiver of any fee or reimbursement owed to our Business Manager has the effect of increasing cash flow from operations for the relevant period because we do not have to use cash to pay any fee or reimbursement which was deferred, accrued or waived during the relevant period. We will, however, use cash in the future if we pay any fee or reimbursement that was deferred or accrued. Neither our Business Manager nor IREIC has any obligation to provide us with advances or contributions, and our Business Manager is not obligated to defer, accrue or waive any portion of its business management fee or reimbursements. Further, there is no assurance that these other sources will be available to fund distributions.

We have not funded, and will not fund, any distributions from the net proceeds of our Offering.  In addition, we have not funded any distributions from the proceeds generated by borrowings, and do not intend to do so.

We intend to continue paying distributions for future periods in the amounts and at times as determined by our board.

Share Repurchase Program

We have a share repurchase program designed to provide limited liquidity to eligible stockholders. During the six months ended June 30, 2012, we used $4,429 to repurchase 468,322 shares. Since the start of the program through June 30, 2012, we have used $6,485 to repurchase an aggregate of 680,910 shares.

During the six months ended June 30, 2012, we received requests to repurchase 468,322 shares and fulfilled requests for all of these shares. The average per share repurchase price during this period was $9.46 and these repurchases were funded from proceeds from our distribution reinvestment plan.

Cash Flow Analysis

	For the six months ended June 30,
	2012	2011
Net cash flows provided by operating activities	$24,341	$13,421
Net cash flows used in investing activities	$(319,774)	$(346,465)
Net cash flows provided by financing activities	$395,819	$332,851

Net cash provided by operating activities was $24,341 and $13,421 for the six months ended June 30, 2012 and 2011, respectively. The funds generated in 2012 and 2011 were primarily from property operations from our real estate portfolio. The increase from 2011 to 2012 is due to the growth of our real estate portfolio and related, full period, property operations in 2012.

Net cash flows used in investing activities were $319,774 and $346,465 for the six months ended June 30, 2012 and 2011, respectively. We used $301,329 and $350,860 during the six months ended June 30, 2012 and 2011, respectively, to purchase properties and $16,313 and $1,756 to purchase marketable securities net of sales during the six months ended June 30, 2012 and 2011, respectively.

Net cash flows provided by financing activities were $395,819 and $332,851 for the six months ended June 30, 2012 and 2011, respectively. Of these amounts, cash flows from financing activities of $319,727 and $159,272, respectively, resulted from the sale of our common stock in the Offering and through our DRP. We generated $148,143 and $245,983, respectively from loan proceeds from borrowings secured by properties in our portfolio, increase in our credit facility and securities margin payable. We used $31,163 and $16,828, respectively, to pay Offering costs. We also used $12,304 and $43,398 in 2012 and 2011, respectively, to pay principal payments of mortgage debt and pay down our credit facility and securities margin payable. We used $1,474 and $2,130 for the six months ended June 30, 2012 and 2011, respectively, to pay loan fees and deposits related to financing on our closed and potential acquisitions.

During the six months ended June 30, 2012 and 2011, we paid distributions in the amount of $20,287 and $9,453, respectively. Our 2012 distributions were funded from cash flows from operations determined in accordance with GAAP. On March 10, 2011, our Sponsor forgave $1,500 in liabilities related to advances used to pay administrative and offering costs prior to the commencement of our Offering that were previously funded to the Company and treated this as a capital contribution to cover a portion of distributions paid related to the year ended December 31, 2010. For GAAP purposes, the monies contributed by our Sponsor have been treated as capital contributions from our Sponsor, although our Sponsor has not received, and will not receive, any additional shares of our common stock for making any of these contributions. For federal income tax purposes, these contributions may be considered taxable income under certain circumstances. Our Sponsor is not obligated to continue to contribute monies to fund future distributions, nor is there any assurance that it will do so, if cash flows from operations or borrowings are not sufficient to cover them. The amount and timing of distributions may vary and there is no assurance that we will continue to pay distributions at the existing rate, if at all.

A summary of the distributions declared, distributions paid and cash flows used in operations for the six months ended June 30, 2012 and 2011 follows:

Distributions Paid
Six Months Ended June 30,	Distributions Declared	Distributions Declared Per Share (1)	Cash	Reinvested via DRP	Total	Cash Flows From Operations	Funds From Operations (2)
2012	$21,680	$0.30	$8,028	$12,259	$20,287	$24,341	$21,944
2011	$10,176	$0.30	$3,537	$5,916	$9,453	$13,421	$9,859

(1)

Assumes a share was issued and outstanding each day during the period.

(2)

Fund from operations is defined in the following section.

Funds from Operations and Modified Funds from Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations determined under GAAP. Cash generated from operations is not equivalent to our net income from continuing operations as determined under GAAP. One non-GAAP supplemental performance measure that we consider due to the certain unique operating characteristics of real estate companies is known as funds from operations, or “FFO.” The National Association of Real Estate Investment Trusts, or “NAREIT,” an industry trade group, promulgated this measure which it believes more accurately reflects the operating performance of a REIT. As defined by NAREIT, FFO means net income computed in accordance with GAAP, excluding gains or losses from sales of property, plus depreciation and amortization on real property and after adjustments for unconsolidated partnerships and joint ventures in which we hold an interest. In addition, NAREIT has recently clarified its computation of FFO which includes adding back real estate impairment charges for all periods presented, however under GAAP, impairment charges reduce net income. While impairment charges are added back in the calculation of FFO, we caution that due to the fact that impairments to the value of any property are typically based on estimated future undiscounted cash flows compared to current carrying value, declines in the undiscounted cash flows which led to the impairment charges reflect declines in property operating performance which may be permanent. From inception through March 31, 2012, we have not had any impairment charges and, therefore, no adjustments to FFO have been necessary for impairment charges. We believe our FFO calculation complies with NAREIT’s definition described above.

However, the calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by GAAP, it is not indicative of cash available to fund all cash flow needs nor is it indicative of liquidity, including our ability to pay distributions, and should not be considered as an alternative to net income, as determined in accordance with GAAP, for purposes of evaluating our operating performance. Management uses the calculation of FFO for several reasons. We use FFO to compare our operating performance to that of other REITs. Additionally, we compute FFO as part of our acquisition process to determine whether a proposed investment will satisfy our investment objectives.

The historical cost accounting rules used for real estate assets require, among other things, straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical cost accounting for depreciation may be less informative than FFO. We believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our operating performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs. However, FFO and modified funds from operations, or “MFFO,” as described below, should not be construed to be equivalent to or a substitute for the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and certain other changes to GAAP accounting for real estate intangible assets subsequent to the establishment of NAREIT’s definition of FFO have impacted the reporting of operating income.  Specifically, acquisition fees and expenses for all industries are accounted for as operating expenses.  We do not pay acquisition fees to our Business Manager or its affiliates, but we do incur acquisition related costs.  The acquisition of real estate assets, and the corresponding expenses associated with that process, is a key operational feature of our business plan in order to generate operating income and cash flow in order to make distributions to our stockholders.  Publicly registered, non-listed REITs typically engage in a significant amount of acquisition activity, and thus incur significant acquisition related costs, during their initial years of investment and operation. Although other start up entities likewise may engage in significant acquisition activity during their initial years, non-listed REITs are unique in that they typically have a limited timeframe during which they acquire a significant number of properties and thus incur significant acquisition related costs. More specifically, as disclosed elsewhere herein, we will use the proceeds raised in the Offering to acquire properties and thus our acquisition activity is expected to decline, and acquisition related costs are likewise expected to decrease, after the Offering proceeds have been invested.  Thus, management believes that acquisition related costs will not be a significant cost to us after the Offering proceeds have been invested.  We will ultimately seek a liquidity event, which may include selling our assets individually or selling certain subsidiaries or joint venture interests, adopting a plan of liquidation or listing our common stock on a national securities exchange, but our board does not anticipate evaluating a listing until at least 2014. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association, or “IPA,” an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which may be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT.

MFFO excludes costs that are more reflective of investing activities, including acquisition related costs that affect our operations only in periods in which properties are acquired, and other non-operating items that are included in FFO. By excluding expensed acquisition related costs, the use of MFFO provides information consistent with the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, may not be directly related or attributable to our current operating performance. By excluding such market changes that may reflect anticipated and unrealized gains or losses, we believe that MFFO may provide both investors and analysts, on a going forward basis, an indication of the sustainability of our operating performance. Because MFFO may be a recognized measure of sustainable operating performance within the non-listed REIT industry, MFFO and the adjustments used to calculate it may be useful in order to evaluate our performance against other non-listed REITs. MFFO is not equivalent to our net income or loss as determined under GAAP as detailed in the table below, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we continue to acquire a significant amount of properties after our Offering is completed. Our disclosure of MFFO and the adjustments used to calculate it presents our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, and that may be useful to investors. Investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after the Offering has been completed and the net proceeds of the Offering have been invested in properties, because it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired.  We do not pay acquisition fees to our Business Manager or its affiliates which would be classified as acquisition costs under GAAP.

We believe our definition of MFFO, a non-GAAP measure, is consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the “Practice Guideline,” issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market lease assets and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. Inasmuch as interest rate hedges are not a fundamental part of our operations, it is appropriate to exclude such nonrecurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.

We believe our MFFO calculation complies with the IPA’s Practice Guideline described above. We do not pay acquisition fees to our Business Manager or its affiliates. Under GAAP, acquisition expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by us, and therefore will not be available to distribute to our stockholders.

Presentation of this information is intended to provide information which may be useful to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations calculated in accordance with GAAP, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance. The exclusion of impairments limits the usefulness of FFO and MFFO as a historical operating performance measure since an impairment indicates that the property’s operating performance has been permanently affected. Further, MFFO has limitations as a performance measure for an entity engaged in an offering such as ours where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO may be useful in assisting investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed.  FFO and MFFO are not useful measures in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO and MFFO.

Neither the SEC nor any other regulatory body has passed judgment on the acceptability of the adjustments that the company uses to calculate FFO or MFFO. In the future, the SEC or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust the calculations and characterization of FFO or MFFO.

For the six months ended June 30, 2012 and 2011, we paid distributions of $20,287 and $9,453, respectively. For the six months ended June 30, 2012 and 2011, we generated FFO of $21,944 and $9,859, respectively, and cash flow from operations of $24,341 and $13,421, respectively. FFO is not indicative of liquidity, including our ability to pay distributions, and should not be considered as an alternative to net income, as determined in accordance with GAAP, for purposes of evaluating our operating performance.

The table below represents a reconciliation of our net loss attributable to common stockholders to FFO and MFFO for six months ended June 30, 2012 and 2011 (in thousands, except per share amounts):

	Six months ended June 30,
	2012	2011
Net income (loss) attributable to common stockholders	$1,328	$(1,640)
Add:
Depreciation and amortization related to investment properties	20,624	11,509
Less:
Noncontrolling interest’s share of depreciation and amortization related to investment properties	(8)	(10)
Funds from operations (FFO)	21,944	9,859
Add:
Acquisition related costs (1)	1,632	1,369
Amortization of acquired above and below market leases, net (2)	1,401	963
Noncontrolling interest’s share of amortization of acquired below market leases and straight-line rental income	2	13
Less:
Straight-line rental income (3)	(1,178)	(751)
Realized (gain) loss on sale of marketable securities (4)	(2)	13
Modified funds from operations (MFFO)	$23,799	$11,466
Weighted average number of common shares outstanding, basic and diluted	72,662,352	34,202,401
Net income (loss) attributable to common stockholders per common share, basic and diluted	$0.02	$(0.05)
Funds from operations attributable to common stockholders per common share, basic and diluted	$0.30	$0.29
Modified funds from operations attributable to common stockholders per common share, basic and diluted	$0.33	$0.34

(1)

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and certain other changes to GAAP accounting for real estate intangible assets subsequent to the establishment of

NAREIT’s definition of FFO have impacted the reporting of operating income.  Specifically, acquisition fees and expenses for all industries are accounted for as operating expenses.

The acquisition of real estate assets, and the corresponding expenses associated with that process, is a key operational feature of our business plan in order to generate operating income and cash flow in order to make distributions to our stockholders.  By excluding expensed acquisition costs, MFFO may provide useful supplemental information that is comparable for each type of real estate investment and is consistent with the investing and operating performance of our properties.  Such information may be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics.  Management believes that acquisition related costs will not be a significant cost to us after the Offering proceeds have been invested.  Acquisition related costs include payments to affiliates of our Business Manager or third parties; however, we do not pay acquisition fees to our Business Manager or its affiliates. Acquisition related costs under GAAP are considered operating expenses and are included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. These expenses are paid in cash by us, and therefore will not be available to distribute to our stockholders.   All paid and accrued acquisition related costs will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us.

(2)

Under GAAP, certain intangibles are accounted for at cost and are assumed to diminish predictably in value over time and amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, by excluding charges relating to amortization of these intangibles, MFFO may provide useful supplemental information on the operating performance of the real estate.

(3)

Under GAAP, our rental receipts are allocated to periods using a straight-line methodology. This may result in income recognition that is different than underlying contract terms. By adjusting for these items (to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), MFFO may provide useful supplemental information on the realized economic impact of lease terms, providing insight on the contractual cash flows of such lease terms.

(4)

We have adjusted for gains or losses included in net income (loss) from the sale of securities holdings where trading of such holdings is not a fundamental attribute of the business plan because they are items that may not be reflective of on-going operations.

Results of Operations

The following discussions are based on our consolidated financial statements for the three and six months ended June 30, 2012 and 2011.

These sections describe and compare our results of operations for the three and six months ended June 30, 2012 and 2011.  We generate almost all of our net operating income from property operations.  In order to evaluate our overall portfolio, management analyzes the net operating income of properties that we have owned and operated for both periods presented, in their entirety, referred to herein as “same store” properties.  By evaluating the property net operating income of our “same store” properties, management is able to monitor the operations of our existing properties for comparable periods to measure the performance of our current portfolio and determine the effects of our new acquisitions on net income.  Property net operating income, a non-GAAP measure, is also meaningful as an indicator of the effectiveness of our management of properties because property net operating income excludes certain items that are not reflective of the effectiveness of our management, such as depreciation and amortization and interest expense.

Comparison of the Three Months ended June 30, 2012 and 2011

A total of 32 of our investment properties were acquired on or before April 1, 2011 and represent our “same store” properties during the three months ended June 30, 2012 and 2011. “Other investment properties,” as reflected in the table below, include one joint venture property and properties acquired after April 1, 2011. For the three months ended June 30, 2012 and 2011, 52 and 12 properties were included in “other investment properties”, respectively. The following table presents the property net operating income broken out between “same store” and “other investment properties,” prior to straight-line rental income, amortization of lease intangibles, interest, depreciation, amortization and bad debt expense for the three months ended June 30, 2012 and 2011 along with a reconciliation to net income (loss) attributable to common stockholders, calculated in accordance with GAAP.

	Three months ended June 30,
	2012	2011
Property operating revenue:
“Same store” investment properties, 32 properties:
Rental income	$11,943	$11,923
Tenant recovery income	2,662	2,971
Other property income	390	358
Other investment properties:
Rental income	11,485	1,877
Tenant recovery income	2,733	318
Other property income	153	(100)
Total property income	29,366	17,347

Property operating expenses:
“Same store” investment properties, 32 properties:
Property operating expenses	2,496	2,392
Real estate taxes	1,685	1,861
Other investment properties:
Property operating expenses	1,935	237
Real estate taxes	1,575	197
Total property operating expenses	7,691	4,687

Property net operating income:
”Same store” investment properties, 32 properties	10,814	10,999
Other investment properties	10,861	1,661
Total property net operating income	21,675	12,660

Other income:
Tenant recovery income related to prior periods	(99)	40
Straight-line rents	632	413
Amortization of lease intangibles	(720)	(655)
Interest and dividend income	587	153
Realized gain (loss) on sale of marketable securities	2	(9)
Equity in income of unconsolidated entities	246	74
Total other income	648	16

Other expenses:
Bad debt expense	140	178

Depreciation and amortization	11,251	7.263
General and administrative expenses	968	900
Acquisition related costs	1,197	613
Interest expense	7,273	4,681
Business management fee	500	500
Total other expenses	21,329	14,135

Net income (loss)	994	(1,459)
Less: net income attributable to noncontrolling interests	(4)	(28)
Net income (loss) attributable to common stockholders	$990	$(1,487)

On a “same store” basis, comparing the results of operations of the investment properties owned during the three months ended June 30, 2012 with the results of the same investment properties during the three months ended June 30, 2011, property net operating income decreased $185 with total property income decreasing $257 and total property operating expenses decreasing $72 for the three months ended June 30, 2012, as compared to the three months ended June 30, 2011.  These variances are explained by each component below.

Rental income increased $20 on a “same store” basis for the three months ended June 30, 2012, as compared to the three months ended June 30, 2011, primarily due to the effect of new tenants taking occupancy of previously vacant spaces.  On an aggregate portfolio basis, rental income increased $9,628, for the three months ended June 30, 2012, as compared to the three months ended June 30, 2011, reflecting an increase in rental income from our other investment properties during the three month period.  The increase is a result of the 52 investment properties acquired after April 1, 2011.

Tenant recovery income decreased $309 on a “same store” basis for the three months ended June 30, 2012, as compared to the three months ended June 30, 2011, primarily due to decreases in real estate tax expenses, as discussed below, which directly affected the amount of tenant recovery income and a decrease in the recovery percentage which resulted in us recognizing less recovery income.  On an aggregate portfolio basis, tenant recovery income increased $2,106 for the three months ended June 30, 2012, as compared to the three months ended June 30, 2011, reflecting an increase in tenant recovery income on other investment properties. The increase is a result of the 52 investment properties acquired after April 1, 2011.

Other property income increased $32 on a “same store” basis, for the three months ended June 30, 2012, as compared to the three months ended June 30, 2011, primarily due to an increase in lease termination fee income. On an aggregate portfolio basis, other property income increased $285 for the three months ended June 30, 2012, as compared to the three months ended June 30, 2011, reflecting an increase in other property income on other investment properties. The increase is a result of the 52 investment properties acquired after April 1, 2011.

Property operating expenses increased $104 on a “same store” basis, for the three months ended June 30, 2012, as compared to the three months ended June 30, 2011, primarily due to increased marketing and property related legal costs during the three months ended June 30, 2012 as compared to the prior period.  On an aggregate portfolio basis, total property operating expenses increased $1,802 for the three months ended June 30, 2012, as compared to the three months ended June 30, 2011. The increase is a result of the 52 investment properties acquired after April 1, 2011.

Real estate tax expense decreased $176 on a “same store” basis, for the three months ended June 30, 2012, as compared to the three months ended June 30, 2011. The decrease in real estate tax expense during 2012 can be attributed to decreases in assessed values of our investment properties by the various taxing authorities. On an aggregate portfolio basis, total real estate tax expense increased $1,202 for the three months ended June 30, 2012, as compared to the three months ended June 30, 2011. The increase is a result of the 52 investment properties acquired after April 1, 2011.

Other income increased $632 for the three months ended June 30, 2012, as compared to the three months ended June 30, 2011, primarily due to an increase in interest and dividend income which is a result of the increased investments in our marketable securities portfolio. This increase is partially offset by adjustments to tenant recovery income resulting from differences in estimated expense recoveries billed and actual expenses.

Bad debt expense decreased $38 for the three months ended June 30, 2012, as compared to the three months ended June 30, 2011. The decrease in bad debt expense is primarily due to decreased estimated tenant reserves for uncollectible accounts and write offs due to tenant failures. We periodically review the collectability of outstanding receivables. Allowances are taken for those balances that we have reason to believe may be uncollectible, including any amounts relating to straight-line rent receivables.  Amounts deemed to be uncollectible are written off.

Depreciation and amortization increased $3,988 for the three months ended June 30, 2012, as compared to the three months ended June 30, 2011. The increase in depreciation and amortization is primarily due to the increase in the number of properties in our portfolio from 44 properties owned as of June 30, 2011 compared to 84 properties owned as of June 30, 2012 and the write off of certain acquired in-place lease intangibles.

General and administrative expenses increased $68 for the three months ended June 30, 2012, as compared to the three months ended June 30, 2011. The increase is primarily due to an increase in payroll and related costs, professional fees, and information technology costs resulting from the growth of the portfolio.

Acquisition costs increased $584 for the three months ended June 30, 2012, as compared to the three months ended June 30, 2011, primarily due to an increase in the number of acquisition deals we pursued during the three months ended June 30, 2012 compared to the three months ended June 30, 2011.

Interest expense increased $2,592 for the three months ended June 30, 2012, as compared to the three months ended June 30, 2011. The increase in interest expense is primarily due to a $189,541 increase in mortgage payables from June 30, 2011 to June 30, 2012.

Business management fee was $500 for the three months ended June 30, 2012 and 2011.  For the three months ended June 30, 2012, the Business Manager was entitled to a business management fee in the amount equal to $1,875 of which $1,375 was permanently waived.

Comparison of the Six Months ended June 30, 2012 and 2011

A total of 27 of our investment properties were acquired on or before January 1, 2011 and represent our “same store” properties during the six months ended June 30, 2012 and 2011. “Other investment properties,” as reflected in the table below, include one joint venture property and properties acquired after January 1, 2011. For the six months ended June 30, 2012 and 2011, 57 and 17 properties were included in “other investment properties”, respectively. The following table presents the property net operating income broken out between “same store” and “other investment properties,” prior to straight-line rental income, amortization of lease intangibles, interest, depreciation, amortization and bad debt expense for the six months ended June 30, 2012 and 2011 along with a reconciliation to net income (loss) attributable to common stockholders, calculated in accordance with GAAP.

	Six months ended June 30,
	2012	2011
Property operating revenue:
“Same store” investment properties, 27 properties:
Rental income	$16,657	$16,401
Tenant recovery income	3,785	4,267
Other property income	622	678
Other investment properties:
Rental income	26,469	6,290
Tenant recovery income	5,804	1,192
Other property income	600	(109)
Total property income	53,937	28,719

Property operating expenses:
“Same store” investment properties, 27 properties:
Property operating expenses	3,776	3,719
Real estate taxes	2,703	2,861
Other investment properties:
Property operating expenses	4,661	1,027
Real estate taxes	3,280	693
Total property operating expenses	14,420	8,300

Property net operating income:
”Same store” investment properties, 27 properties	14,585	14,766
Other investment properties	24,932	5,653
Total property net operating income	39,517	20,419

Other income:
Tenant recovery income related to prior periods	(330)	246
Straight-line rents	1,178	751
Amortization of lease intangibles	(1,401)	(963)
Interest and dividend income	974	286
Realized gain (loss) on sale of marketable securities	2	(13)
Equity in income of unconsolidated entities	255	27
Total other income	678	334

Other expenses:
Bad debt expense	315	158
Depreciation and amortization	20,624	11,509
General and administrative expenses	1,935	1,377
Acquisition related costs	1,632	1,369
Interest expense	13,847	7,392
Business management fee	500	500
Total other expenses	38,853	22,305

Net income (loss)	1,342	(1,552)
Less: net income attributable to noncontrolling interests	(14)	(89)
Net income (loss) attributable to common stockholders	$1,328	$(1,641)

On a “same store” basis, comparing the results of operations of the investment properties owned during the six months ended June 30, 2012 with the results of the same investment properties during the six months ended June 30, 2011, property net operating income decreased $181 with total property income decreasing $282 and total property operating expenses decreasing $101 for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011.  These variances are explained by each component below.

Rental income increased $256 on a “same store” basis for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011, primarily due to the effect of new tenants taking occupancy of previously vacant spaces.  On an aggregate portfolio basis, rental income increased $20,435, for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011, reflecting an increase in rental income from our other investment properties during the six month period.  The increase is a result of the 57 investment properties acquired after January 1, 2011.

Tenant recovery income decreased $482 on a “same store” basis for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011, primarily due to decrease in real estate tax expenses, as discussed below, which directly affected the amount of tenant recovery income and a decrease in the recovery percentage which resulted in us recognizing less recovery income.  On an aggregate portfolio basis, tenant recovery income increased $4,130 for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011, reflecting an increase in tenant recovery income on other investment properties. The increase is a result of the 57 investment properties acquired after January 1, 2011.

Other property income decreased $56 on a “same store” basis, for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011, primarily due to a decrease in direct recovery expenses which directly affected the amount of direct recovery income. On an aggregate portfolio basis, property income increased $653 for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011, reflecting an increase in other property income on other investment properties. The increase is a result of the 57 investment properties acquired after January 1, 2011.

Property operating expenses increased $57 on a “same store” basis, for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011, primarily due to increased marketing and property related legal costs during the six months ended June 30, 2012 as compared to the prior period.  On an aggregate portfolio basis, total property operating expenses increased $3,691 for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011. The increase is a result of the 57 investment properties acquired after January 1, 2011.

Real estate tax expense decreased $158 on a “same store” basis, for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011. The decrease in real estate tax expense during 2012 can be attributed to decreases in assessed values of our investment properties by the various taxing authorities. On an aggregate portfolio basis, total real estate tax expense increased $2,429 for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011. The increase is a result of the 57 investment properties acquired after January 1, 2011.

Other income increased $344 for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011, primarily due to an increase in interest and dividend income which is a result of the increased investments in our marketable securities portfolio.  This increase was partially offset by adjustments to tenant recovery income resulting from differences in estimated expense recoveries billed and actual expenses and an increase in amortization of lease intangibles from a greater number of properties in our portfolio and write-offs of certain acquired above market lease intangibles.

Bad debt expense increased $157 for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011. The increase in bad debt expense is primarily due to increased estimated tenant reserves for uncollectible accounts and write offs due to tenant failures. We periodically review the collectability of outstanding receivables. Allowances are taken for those balances that we have reason to believe may be uncollectible, including any amounts relating to straight-line rent receivables.  Amounts deemed to be uncollectible are written off.

Depreciation and amortization increased $9,115 for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011. The increase in depreciation and amortization is primarily due to the increase in the number of properties in our portfolio from 44 properties owned as of June 30, 2011 compared to 84 properties owned as of June 30, 2012 and the write off of certain acquired in-place lease intangibles.

General and administrative expenses increased $558 for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011. The increase is primarily due to an increase in payroll and related costs, professional fees, state taxes and information technology costs resulting from the growth of the portfolio.

Acquisition costs increased $263 for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011, primarily due to an increase in the number of acquisition deals we pursued during the six months ended June 30, 2012 compared to the six months ended June 30, 2011, which was partially offset by a $339 adjustment related to a decrease in estimated deferred investment property obligations due to changes in the underlying liability assumptions where we are expected to pay out less than originally anticipated.

Interest expense increased $6,455 for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011. The increase in interest expense is primarily due to a $189,541 increase in mortgage payables from June 30, 2011 to June 30, 2012.

Business management fee was $500 for the six months ended June 30, 2012 and 2011.  For the six months ended June 30, 2012, the Business Manager was entitled to a business management fee in the amount equal to $3,434 of which $2,934 was permanently waived.

The following table sets forth a summary, as of June 30, 2012, of lease expirations scheduled to occur during each of the calendar years from 2012 to 2016 and thereafter, assuming no exercise of renewal options or early termination rights for leases in-place on June 30, 2012 and does not include multi-family leases.

Lease Expiration Year	Number of Expiring Leases	Gross Leasable Area of Expiring Leases - Square Footage	Percent of Total Gross Leasable Area of Expiring Leases	Total Annualized Base Rent of Expiring Leases (a)	Percent of Total Annualized Base Rent of Expiring Leases	Annualized Base Rent per Leased Square Foot
2012 (remainder of year) (b)	31	107,660	1.6%	$1,899	1.8%	$17.64
2013	122	331,510	4.8%	6,711	6.4%	20.24
2014	82	233,149	3.4%	4,632	4.4%	19.87
2015	68	235,957	3.4%	4,271	4.1%	18.10
2016	92	348,259	5.0%	5,600	5.4%	16.08
Thereafter	333	5,673,006	81.8%	81,302	77.9%	14.33
Leased Total	728	6,929,541	100.0%	$104,415	100.0%	$15.07

(a)

Represents the base rent in place at the time of lease expiration.

(b)

Includes month-to-month leases.

The following table sets forth our top five tenants in our portfolio based on annualized base rent for leases in-place on June 30, 2012 and does not include multi-family leases.

Tenant	Number of Leases	Gross Leasable Area - Square Footage	Percent of Portfolio Total Gross Leasable Area	Total Annualized Base Rent	Percent of Portfolio Total Annualized Base Rent	Annualized Base Rent per Square Foot
Walgreens	13	189,347	2.6%	$6,727	6.5%	$35.53
Kohl’s	6	512,623	7.1%	5,391	5.2%	10.52
Publix Super Markets	7	336,719	4.6%	3,747	3.6%	11.13
PetSmart	12	231,370	3.2%	3,605	3.5%	15.58
Best Buy	5	167,839	2.3%	2,620	2.5%	15.61
Top Five Tenants	43	1,437,898	19.8%	$22,090	21.3%	$15.36

The following table sets forth a summary of our tenant diversity for our entire portfolio and is based on leases in-place on June 30, 2012.

Tenant Type	Gross Leasable Area - Square Footage	Percent of Total Gross Leasable Area
Department	822,816	11.2%
Lifestyle, health clubs, books and phones	802,159	11.0%
Dollar stores and off price clothing	772,983	10.6%
Grocery	769,792	10.5%
Clothing and accessories	511,077	7.0%
Home Improvement	467,543	6.4%
Restaurants and fast food	443,042	6.1%
Sporting goods	429,012	5.9%
Home goods	427,374	5.8%
Multi-family	408,893	5.6%
Consumer services, salons, cleaners and banks	316,438	4.3%
Health, doctors and health food	309,727	4.2%
Pet supplies	302,870	4.1%
Commercial office	273,582	3.7%
Electronic	194,062	2.7%
Other	67,138	0.9%
Total	7,318,508	100.0%

Critical Accounting Policies

A critical accounting policy is one that, we believe, would materially affect our operating results or financial condition, and requires management to make estimates or judgments in certain circumstances. We believe that our most critical accounting policies relate to the valuation and purchase price allocation of investment properties, recognition of rental income, and valuation of marketable securities. These judgments often result from the need to make estimates about the effect of matters that are inherently uncertain. GAAP requires information in financial statements about accounting principles, methods used and disclosures pertaining to significant estimates. The following disclosure discusses judgments known to management pertaining to trends, events or uncertainties that were taken into consideration upon the application of critical accounting policies and the likelihood that materially different amounts would be reported upon taking into consideration different conditions and assumptions.

Revenue Recognition

We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset will be the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. We consider a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

We recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decrease in the later years of a lease. We periodically review the collectability of outstanding receivables. Allowances are taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursement.

We recognize lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets. As a lessor, we defer the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Acquisition of Investment Properties

We are required to determine the total purchase price of each acquired investment property, which includes estimating any contingent consideration to be paid or received in future periods. We are required to allocate the purchase price of each acquired investment property between land, building and improvements, acquired above market and below market leases, in-place lease value, and any assumed financing that is determined to be above or below market terms. In addition, we are required to allocate a portion of the purchase price to the value of customer relationships, if any. The allocation of the purchase price is an area that requires judgment and significant estimates. We use the information contained in the independent appraisal obtained at acquisition or other market sources as the basis for the allocation to land and building and improvements.

The aggregate value of intangibles is measured based on the difference between the stated price and the property value calculation as if vacant. We determine whether any financing assumed is above or below market based upon comparison to similar financing terms for similar investment properties. We also allocate a portion of the purchase price to the estimated acquired in-place lease costs based on estimated lease execution costs for similar leases as well as lost rent payments during assumed lease up period when calculating as if vacant fair values. We also evaluate each acquired lease based upon current market rates at the acquisition date and we consider various factors including geographical location, size and location of leased space within the investment property, tenant profile and the credit risk of the tenant in determining whether the acquired lease is above or below market.

After an acquired lease is determined to be above or below market, we allocate a portion of the purchase price to such above or below acquired leases based upon the present value of the difference between the contractual lease rate and the estimated market rate. The determination of the discount rate used in the present value calculation is based upon the “risk free rate.” This discount rate is a significant factor in determining the market valuation which requires our judgment of subjective factors such as market knowledge, economics, demographics, location, visibility, age and physical condition of the property. The portion of the purchase price allocated to acquired above market lease value and acquired below market lease value are amortized on a straight-line basis over the term of the related lease as an adjustment to rental income. For below market lease values, the amortization period includes any renewal periods with fixed rate renewals.

Impairment of Investment Property

We assess the carrying values of our respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review our assets for recoverability, we consider current market conditions, as well as our intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary (Level 3 inputs). If our analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

We estimate the future undiscounted cash flows based on our intent as follows: (i) for real estate properties that we intend to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property and termination value; and (ii) for real estate properties that we intend to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan we use to manage our underlying business. However assumptions and estimates about future cash flows, including comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions which impact the discounted cash flow approach to determine value, are complex and subjective. Changes in economic and operating conditions and our ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in future impairment charges of the real estate properties.

In addition, we evaluate our equity method investments for impairment indicators. The valuation analysis considers the investment positions in relation to the underlying business and activities of our investments.

Impairment of Marketable Securities

We assess our investments in marketable securities for impairments. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary, will result in an impairment to reduce the carrying amount to fair value. The impairment will be charged to earnings and a new cost basis for the security will be established. To determine whether an impairment is other-than-temporary, we consider whether we have the ability and intent to hold the investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. We consider the following factors in evaluating our securities for impairments that are other than temporary:

declines in REIT stocks and the stock market relative to our marketable security positions;

the estimated net asset value (“NAV”) of the companies we invest in relative to their current market prices;

future growth prospects and outlook for companies using analyst reports and company guidance, including dividend coverage, NAV estimates and growth in “funds from operations,” or “FFO,” and duration of the decline in the value of the securities.

Contractual Obligations

During the six months ended June 30, 2012, we closed on $181,112 of mortgage loans with a weighted average stated interest rate per annum of 3.75% per annum, and a weighted average maturity of 8.3 years.

As of June 30, 2012, we had outstanding commitments to fund approximately $5,048 into the Temple Terrace joint venture for a redevelopment project. We intend to fund these outstanding commitments with proceeds from our Offering.

We have provided a partial guarantee on five loans of our subsidiaries. Two loans are recourse for 50% of the unpaid principal from time to time and 100% of unpaid interest. As of June 30, 2012, the outstanding principal balance on these two loans totaled $40,500. Additionally, one loan is recourse for $2,200 of unpaid principal and interest, one loan is recourse for a total of $25,000 of the unpaid principal and 100% of unpaid interest, and one loan is recourse for $1,238 plus real estate taxes.

From time to time, we acquire properties subject to the obligation to pay the seller additional monies depending on the future leasing and occupancy of the property. These earnout payments are based on a predetermined formula. Each earnout agreement has a time limit and other parameters regarding the obligation to pay any additional monies. If at the end of the time period, certain space has not been leased and occupied, we will not have any further obligation. As of June 30, 2012 and December 31, 2011, we had liabilities of $30,808 and $25,290, respectively, recorded on the consolidated balance sheet as deferred investment property acquisition obligations. The maximum potential payment is $36,975 at June 30, 2012.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Selected Financial Data

The following table shows our selected financial data relating to our consolidated historical financial condition and results of operations. This selected data should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this report.

	June 30, 2012	December 31, 2011
Total assets	$1,486,368	$1,010,386
Mortgages, credit facility and securities margin payable	$650,099	$464,956
	For the six months ended June 30,
	2012	2011
Total income	$53,384	$28,753
Net income (loss) attributable to common stockholders	$1,328	$(1,641)
Net income (loss) attributable to common stockholders per common share, basic and diluted (a)	$0.02	$(0.05)
Distributions declared to common stockholders	$21,680	$10,176
Distributions per weighted average common share (a)	$0.30	$0.30
Cash flows provided by operating activities	$24,341	$13,421
Cash flows used in investing activities	$(319,774)	$(346,465)
Cash flows provided by financing activities	$395,819	$332,851
Weighted average number of common shares outstanding, basic and diluted	72,662,352	34,202,401

(a)

The net loss attributable to common stockholders, per share basic and diluted is based upon the weighted average number of common shares outstanding for the six months ended June 30, 2012 and 2011, respectively. The distributions per common share are based upon the weighted average number of common shares outstanding for the year or period ended.

Subsequent Events

We have evaluated events and transactions that have occurred subsequent to June 30, 2012 for potential recognition and disclosure in the consolidated financial statements herein.

Our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on July 1, 2012 through the close of business on September 30, 2012. Distributions were declared in a daily amount equal to $0.001639344 per share, which if paid each day for a 366-year period, would equate to a 6.0% annualized rate based on a purchase price of $10.00 per share. Distributions were and will continue to be paid monthly in arrears, as follows:

In July 2012, total distributions declared for the month of June 2012 were paid in the amount equal to $4,303, of which $1,708 was paid in cash and $2,595 was reinvested through the Company’s DRP, resulting in the issuance of an additional 273,217 shares of common stock.

In August 2012, total distributions declared for the month of July 2012 were paid in the amount equal to $4,762, of which $1,888 was paid in cash and $2,874 was reinvested through the Company’s DRP, resulting in the issuance of an additional 302,570 shares of common stock.

On July 3, 2012, our wholly owned subsidiary acquired a fee simple interest in two Dollar General Stores totaling 18,102 square feet in the aggregate of retail properties located in Enterprise, Alabama and Odenville, Alabama. We purchased these properties from an unaffiliated third party for approximately $2,083.

On July 5, 2012, our wholly owned subsidiary acquired a fee simple interest in a 160,000 square foot industrial property known as Siemens Gas Turbine Service Division Building located in Deer Park, Texas. We purchased this property from an unaffiliated third party for approximately $17,800.  Concurrent with closing, we entered into a $9,790 loan secured by a first mortgage on this property. This loan bears interest at a fixed rate equal to 4.726% per annum and matures on August 1, 2022.

On July 10, 2012, we entered into a $15,638 loan secured by a first mortgage on Hamilton Crossing. This loan bears interest at a fixed rate equal to 5.10% per annum, and matures on July 10, 2017.

On July 19, 2012, our wholly owned subsidiary acquired a fee simple interest in a portfolio of five convenience store properties containing 18,311 square feet of retail properties known as Virginia Convenience Store Portfolio located in various locations in Virginia. We purchased these properties from an unaffiliated third party for approximately $15,700. Concurrent with closing, the we entered into a $8,635 loan secured by cross-collateralized first mortgages on these five properties.  This loan bears interest at a fixed rate equal to 5.25% per annum, and matures on July 19, 2022.

On July 24, 2012, we entered into a $9,354 loan secured by cross-collateralized first mortgages on the Bank Branch Portfolio.  This loan bears interest at a fixed rate equal to thirty-day LIBOR plus 2.20% per annum, and matures on July 23, 2017.  Concurrent with closing, we entered into a $4,677 interest rate swap associated with the loan.  We will be making the fixed-rate payment over the life of the agreement and the counterparty will be paying the variable rate payment.  This swap effectively hedges the interest payment to a fixed rate equal to 3.087% per annum.

On July 31, 2012, our wholly owned subsidiary acquired a fee simple interest in a 256,815 square feet industrial property known as FedEx Center located in Houston, Texas.  We purchased this property from an unaffiliated third party for approximately $39,300.

On August 1, 2012, our wholly owned subsidiary acquired a fee simple interest in a 117,875 square foot retail property known as BJ’s at Richie Station located in Capital Heights, MD.  We purchased this property from an unaffiliated third party for approximately $32,400.  Concurrent with closing, we entered into a $17,820 loan secured by a first mortgage on this property.  This loan bears interest at a fixed rate equal to 4.595% and matures on August 6, 2037.

On August 6, 2012, our wholly owned subsidiary acquired a fee simple interest in a 20,700 square feet retail property known as Dollar General Market located in Chandler, North Carolina.  We purchased this property from an unaffiliated third party for approximately $3,300.

On August 7, 2012, our wholly owned subsidiary acquired a fee simple interest in a 259,996 square feet retail property known as Shops at Moore located in Moore, Oklahoma.  We purchased this property from an unaffiliated third party for approximately $38,750.

On August 8, 2012, we entered into a $4,785 loan secured by a first mortgage on Shops at Julington Creek. This loan bears interest at a fixed rate equal to 4.60% per annum, and matures on September 1, 2022.

On August 9, 2012, we entered into a $12,925 loan secured by a first mortgage on One Webster. This loan bears interest at a fixed rate equal to 3.30% per annum, and matures on September 1, 2019.

Quantitative and Qualitative Disclosures About Market Risk

Dollar amounts are stated in thousands.

Interest Rate Risk

We may be exposed to interest rate changes primarily as a result of long-term debt used to purchase properties or other real estate assets, maintain liquidity and fund capital expenditures or operations. Including derivative financial instruments, we currently have limited exposure to financial market risks through fixing our interest rates on all long-term debt as of June 30, 2012 except one mortgage payable, 50% of the mortgage payable on one loan, the securities margin payable and the Credit Facility. As of June 30, 2012, we had outstanding debt, which is subject to fixed interest rates and variable rates of $571,762 and $77,178, respectively, bearing interest at weighted average interest rates equal to 5.07% per annum and 2.08% per annum, respectively.

If market rates of interest on all floating rate debt as of June 30, 2012 permanently increased by 1% (100 basis points), the increase in interest expense on the variable rate debt would decrease future earnings and cash flows by approximately $772 annually.  If market rates of interest on all floating rate debt as of June 30, 2012 permanently decreased by 1% (100 basis points), the decrease in interest expense on the variable rate debt would increase future earnings and cash flows by the same amount.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets and investments in commercial mortgage-backed securities. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk.  Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us because the counterparty may not perform. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We will seek to manage the market risk associated with interest-rate contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. There is no assurance we will be successful.

Our board has established policies and procedures regarding our use of derivative financial instruments for purposes of fixing or capping floating interest rate debt if it qualifies as an effective hedge pursuant to GAAP for principal amounts up to $50,000 per transaction.

Securities Price Risk

Securities price risk is risk that we will incur economic losses due to adverse changes in equity and debt security prices. Our exposure to changes in equity and debt security prices is a result of our investment in these types of securities. Market prices are subject to fluctuation and therefore, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market prices of a security may result from any number of factors including perceived changes in the underlying fundamental characteristics of the issuer, the relative price of alternative investments, interest rates, default rates, and general market conditions. Additionally, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold. We do not currently engage in derivative or other hedging transactions to manage our security price risk.

While it is difficult to project what factors may affect the prices of equity and debt sectors and how much the effect might be, the table below illustrates the impact of a ten percent increase and a ten percent decrease in the price of the equity and debt securities held by us would have on the fair value of the securities as of June 30, 2012.

	Cost	Fair Value	Fair Value Assuming a Hypothetical 10% Increase	Fair Value Assuming a Hypothetical 10% Decrease
Equity securities	$25,687	$26,806	$29,488	$24,126
Debt securities	9,001	9,223	10,145	8,301
Total marketable securities	$34,688	$36,029	$39,633	$32,427

Derivatives

The following table summarizes our interest rate swap contracts outstanding as of June 30, 2012:

Date Entered	Effective Date	Maturity Date	Pay Fixed Rate	Receive Floating Rate Index	Notional Amount	Fair Value as of June 30, 2012
March 11, 2011	April 5, 2011	November 5, 2015	5.01%	1 month LIBOR	$9,350	$(527)
June 22, 2011	June 24, 2011	June 22, 2016	4.47%	1 month LIBOR	$13,359	$(688)
October 28, 2011	November 1, 2011	October 21, 2016	3.75%	1 month LIBOR	$10,837	$(367)
May 9, 2012	May 9, 2012	May 9, 2017	3.38%	1 month LIBOR	$10,150	$(160)
June 13, 2012 (1)	June 10, 2011	December 10, 2018	5.165%	1 month LIBOR	$49,391	$(5,398)

(1)

Assumed at the time of acquisition of Walgreens NE Portfolio with a then fair value of ($5,219).

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 175.

Status of the Offering

During the month of July 2012, we issued approximately 7,298,000 shares of our common stock resulting in aggregate gross offering proceeds of approximately $72.7 million, excluding shares sold pursuant to our distribution reinvestment plan or purchased pursuant to our share repurchase program.

The following table provides information regarding the total shares sold in our offering as of August 10, 2012.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	98,502,494	980,473,054	93,756,762	886,716,292

Shares sold pursuant to our distribution reinvestment plan:	3,889,903	36,954,080	–	36,954,080

Shares purchased pursuant to our share repurchase program:	(766,426)	(7,286,094)	–	(7,286,094)
Total:	101,645,971	$1,010,341,040	$93,756,762	$916,584,278

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

Consolidated Financial Statements

The following financial statements update the financial statements incorporated by reference into the prospectus.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Balance Sheets

(Dollars in thousands, except per share amounts)

	June 30, 2012	December 31, 2011
Assets	(unaudited)
Investment properties (note 3):
Land	251,816	$170,459
Building and improvements	874,965	632,187
Construction in progress	44	69
Total	1,126,825	802,715
Less accumulated depreciation	(33,174)	(20,044)
Net investment properties	1,093,651	782,671
Cash and cash equivalents	160,640	60,254
Restricted cash and escrows (note 2)	6,884	4,550
Investment in marketable securities (note 6)	36,029	17,903
Investment in unconsolidated entities (notes 5 and 8)	487	232
Accounts and rents receivable (net of allowance of $721 and $479, respectively)	8,929	5,639
Acquired lease intangibles, net (note 2)	170,628	131,456
Deferred costs, net	6,300	5,390
Other assets	2,820	2,291
Total assets	$1,486,368	$1,010,386
Liabilities and Equity
Mortgages, credit facility and securities margin payable (note 9)	650,099	$464,956
Accrued offering expenses	382	211
Accounts payable and accrued expenses	3,459	2,717
Distributions payable	4,303	2,911
Accrued real estate taxes payable	5,978	2,684
Deferred investment property acquisition obligations (note 13)	30,808	25,290
Other liabilities	15,101	6,553
Acquired below market lease intangibles, net (note 2)	25,518	17,505
Due to related parties (note 8)	2,592	1,909
Total liabilities	738,240	524,736
Commitments and contingencies
Equity:
Preferred stock, $.001 par value, 40,000,000 shares authorized, none outstanding	—	—
Common stock, $.001 par value, 2,460,000,000 shares authorized, 90,129,431 and 58,431,177 shares issued and outstanding as of June 30, 2012 and December 31, 2011, respectively	90	58
Additional paid in capital, net of offering costs of $95,563 and $64,127 as of June 30, 2012 and December 31, 2011, respectively	805,046	521,025
Accumulated distributions and net loss	(58,419)	(38,067)
Accumulated other comprehensive loss	(606)	(1,763)
Total Company stockholders’ equity	746,111	481,253
Noncontrolling interests	2,017	4,397
Total equity	748,128	485,650
Total liabilities and equity	$1,486,368	$1,010,386

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Statements of Operations and Other Comprehensive Income

(Dollars in thousands, except per share amounts)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Income:
Rental income	$23,340	$13,558	$42,903	$22,479
Tenant recovery income	5,296	3,329	9,259	5,705
Other property income	543	258	1,222	569
Total income	29,179	17,145	53,384	28,753
Expenses:
General and administrative expenses	968	900	1,935	1,377
Acquisition related costs	1,197	613	1,632	1,369
Property operating expenses	4,571	2,807	8,752	4,904
Real estate taxes	3,260	2,058	5,983	3,554
Depreciation and amortization	11,251	7,263	20,624	11,509
Business management fee-related party (note 8)	500	500	500	500
Total expenses	21,747	14,141	39,426	23,213
Operating income	7,432	3,004	13,958	5,540
Interest and dividend income	587	153	974	286
Realized gain (loss) on sale of marketable securities	2	(9)	2	(13)
Interest expense	(7,273)	(4,681)	(13,847)	(7,392)
Equity in income of unconsolidated entities	246	74	255	27
Net income (loss)	994	(1,459)	1,342	(1,552)
Less: net income attributable to noncontrolling interests	(4)	(28)	(14)	(89)
Net income (loss) attributable to common stockholders	$990	$(1,487)	$1,328	$(1,641)
Net income (loss) attributable to common stockholders per common share, basic and diluted (note 12)	$0.01	$(0.04)	$0.02	$(0.05)
Weighted average number of common shares outstanding, basic and diluted	81,159,713	38,231,644	72,662,352	34,202,401
Comprehensive income:
Net income (loss)	$994	$(1,459)	$1,342	$(1,552)
Other comprehensive income:
Unrealized gain (loss) on marketable securities	867	(97)	1,814	71
Unrealized loss on derivatives	(668)	(235)	(655)	(258)
(Gain) loss reclassified into earnings from other comprehensive income on the sale of marketable securities	(2)	9	(2)	13
Comprehensive income (loss)	1,191	(1,782)	2,499	(1,726)
Less: comprehensive income attributable to noncontrolling interests	(4)	(28)	(14)	(89)
Comprehensive income (loss) attributable to common stockholders	$1,187	$(1,810)	$2,485	$(1,815)

See accompanying notes to consolidated financial statements.

Inland Diversified Real Estate Trust, Inc.

Consolidated Statement of Equity

For the six months ended June 30, 2012

(Dollars in thousands)

(unaudited)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Distributions and Net Loss	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total
Balance at January 1, 2012	58,431,177	$58	$521,025	$(38,067)	$(1,763)	$4,397	$485,650
Distributions declared	—	—	—	(21,680)	—	—	(21,680)
Distributions paid to noncontrolling interests	—	—	—	—	—	(2,394)	(2,394)
Proceeds from offering	30,876,107	31	307,437	—	—	—	307,468
Offering costs	—	—	(31,436)	—	—	—	(31,436)
Proceeds from distribution reinvestment plan	1,290,469	1	12,258	—	—	—	12,259
Shares repurchased	(468,322)	—	(4,429)	—	—	—	(4,429)
Discounts on shares issued to affiliates (note 8)	—	—	191	—	—	—	191
Unrealized gain on marketable securities	—	—	—	—	1,814	—	1,814
Unrealized loss on derivatives	—	—	—	—	(655)	—	(655)
Gain reclassified into earnings from other comprehensive income on the sale of marketable securities	—	—	—	—	(2)	—	(2)
Net income	—	—	—	1,328	—	14	1,342
Balance at June 30, 2012	90,129,431	$90	$805,046	$(58,419)	$(606)	$2,017	$748,128

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Statements of Cash Flows

(Dollars in thousands)

(unaudited)

	Six months ended June 30,
	2012	2011
Cash flows from operations:
Net income (loss)	$1,342	$(1,552)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	20,624	11,509
Amortization of debt premium and financing costs	558	341
Amortization of acquired above market leases	2,081	1,330
Amortization of acquired below market leases	(680)	(368)
Straight-line rental income	(1,178)	(751)
Equity in income of unconsolidated entities	(255)	(27)
Discount on shares issued to affiliates	191	40
Payment of leasing fees	(96)	(31)
Realized (gain) loss on sale of marketable securities	(2)	13
Changes in assets and liabilities:
Restricted escrows	(85)	1,530
Accounts and rents receivable, net	(2,050)	(1,031)
Other assets	(415)	362
Accounts payable and accrued expenses	741	621
Accrued real estate taxes payable	2,978	2,592
Other liabilities	75	(879)
Due to related parties	512	(278)
Net cash flows provided by operating activities	24,341	13,421
Cash flows from investing activities:
Purchase of investment properties	(301,329)	(350,860)
Capital expenditures and tenant improvements	(364)	(529)
Purchase of marketable securities	(16,383)	(2,111)
Sale of marketable securities	70	355
Restricted escrows	(1,768)	6,617
Investment in unconsolidated entities	—	63
Net cash flows used in investing activities	(319,774)	(346,465)
Cash flows from financing activities:
Proceeds from offering	307,468	153,356
Proceeds from the distribution reinvestment plan	12,259	5,916
Shares repurchased	(4,429)	(553)
Payment of offering costs	(31,163)	(16,828)
Proceeds from mortgages payable	131,721	209,861
Principal payments on mortgage payable	(11,478)	(14,839)
Proceeds from credit facility	—	34,000
Principal payments on credit facility	—	(28,000)
Proceeds from securities margin debt	16,422	2,122
Principal payments on securities margin debt	(826)	(559)
Payment of loan fees and deposits	(1,474)	(2,131)
Distributions paid	(20,287)	(9,453)
Distributions paid to noncontrolling interests	(2,394)	(41)
Net cash flows provided by financing activities	395,819	332,851
Net increase (decrease) in cash and cash equivalents	100,386	(193)
Cash and cash equivalents, at beginning of period.	60,254	40,901
Cash and cash equivalents, at end of period.	$160,640	$40,708

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Statements of Cash Flows

(Dollars in thousands)

(continued)

(unaudited)

	Six months ended June 30,
	2012	2011
Supplemental disclosure of cash flow information:
In conjunction with the purchase of investment properties, the Company acquired assets and assumed liabilities as follows:
Land	$81,357	$68,130
Building and improvements	242,432	318,871
Acquired in-place lease intangibles	39,889	45,805
Acquired above market lease intangibles	7,838	8,969
Acquired below market lease intangibles	(8,693)	(7,594)
Assumption of mortgage debt at acquisition	(49,391)	(63,295)
Non-cash mortgage premium	—	(1,588)
Tenant improvement payable	(44)	(55)
Deferred investment property acquisition obligations	(9,637)	(23,070)
Payments related to deferred investment property acquisition obligations	4,736	6,576
Accounts payable and accrued expenses	—	(327)
Other liabilities	(6,950)	(2,039)
Deferred costs	—	105
Accounts and rents receivable	62	—
Other assets	46	1,282
Accrued real estate taxes payable	(316)	(910)
Purchase of investment properties	$301,329	$350,860
Cash paid for interest	$12,748	$5,837
Supplemental schedule of non-cash investing and financing activities:
Distributions payable	$4,303	$2,012
Contributions from sponsor – forgiveness of debt	$—	$1,500

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.  Readers of the Quarterly Report should refer to the audited consolidated financial statements of Inland Diversified Real Estate Trust, Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) for the year ended December 31, 2011, which are included in the Company’s 2011 Annual Report as certain footnote disclosures contained in such audited consolidated financial statements have been omitted from the Report on Form 10-Q.  In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for the fair presentation have been included in the Quarterly Report.

(1) Organization

Inland Diversified Real Estate Trust, Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) was formed on June 30, 2008 (inception) to acquire and develop a diversified portfolio of commercial real estate investments located in the United States and Canada. The Company has entered into a Business Management Agreement (the “Agreement”) with Inland Diversified Business Manager & Advisor, Inc. (the “Business Manager”), to be the Business Manager to the Company. The Business Manager is a related party to our sponsor, Inland Real Estate Investment Corporation (the “Sponsor”). In addition, Inland Diversified Real Estate Services LLC, Inland Diversified Asset Services LLC, Inland Diversified Leasing Services LLC and Inland Diversified Development Services LLC, which are indirectly controlled by the four principals of The Inland Group, Inc. (collectively, the “Real Estate Managers”), serve as the Company’s real estate managers. The Company is authorized to sell up to 500,000,000 shares of common stock (“Shares”) at $10.00 each in an initial public offering (the “Offering”) which commenced on August 24, 2009 and up to 50,000,000 shares at $9.50 each issuable pursuant to the Company’s distribution reinvestment plan (“DRP”). The Company will close the “best efforts” offering on August 23, 2012.

The Company provides the following programs to facilitate investment in the Company’s shares and limited liquidity for stockholders.

The Company allows stockholders who purchase shares in the Offering to purchase additional shares from the Company by automatically reinvesting distributions through the DRP, subject to certain share ownership restrictions. Such purchases under the DRP are not subject to selling commissions or the marketing contribution and due diligence expense allowance, and are made at a price of $9.50 per share.

The Company is authorized to repurchase shares under the share repurchase program, as amended (“SRP”), if requested, subject to, among other conditions, funds being available. In any given calendar month, proceeds used for the SRP cannot exceed the proceeds from the DRP, for that month. In addition, the Company will limit the number of shares repurchased during any calendar year to 5% of the number of shares of common stock outstanding on December 31st of the previous year. In the case of repurchases made upon the death of a stockholder, however, the Company is authorized to use any funds to complete the repurchase, and neither the limit regarding funds available from the DRP nor the 5% limit will apply. The SRP will be terminated if the Company’s shares become listed for trading on a national securities exchange. In addition, the Company’s board of directors, in its sole direction, may amend, suspend or terminate the SRP.

At June 30, 2012, the Company owned 79 retail properties and three office properties collectively totaling 7.2 million square feet and two multi-family properties totaling 420 units. As of June 30, 2012, the portfolio had a weighted average physical occupancy and economic occupancy of 95.1% and 97.5%, respectively. Economic occupancy excludes square footage associated with an earnout component. At the time of acquisition, certain properties have an earnout component to the purchase price, meaning the Company did not pay a portion of the purchase price at closing related to certain vacant spaces, although it owns the entire property. The Company is not obligated to pay this contingent purchase price unless the seller obtains leases for the vacant space within the time limits and parameters set forth in the acquisition agreement (note 13).

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

(2) Summary of Significant Accounting Policies

General

The accompanying consolidated financial statements have been prepared in accordance with GAAP and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, as well as all wholly owned subsidiaries and entities in which the Company has a controlling financial interest. Interests of third parties in these consolidated entities are reflected as noncontrolling interests in the accompanying consolidated financial statements. Wholly owned subsidiaries generally consist of limited liability companies (LLCs). All intercompany balances and transactions have been eliminated in consolidation.

Each property is owned by a separate legal entity which maintains its own books and financial records and each entity’s assets are not available to satisfy the liabilities of other affiliated entities, except as otherwise disclosed in Notes 9 and 13.

Offering and Organizational Costs

Costs associated with the Offering were deferred and charged against the gross proceeds of the Offering upon the sale of shares. Formation and organizational costs were expensed as incurred.

Cash and Cash Equivalents

The Company considers all demand deposits and money market accounts and all short-term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at one or more institutions periodically exceed the Federal Depository Insurance Corporation (“FDIC”) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk is not significant, as the Company does not anticipate the financial institutions’ non-performance.

Restricted Cash and Escrows

Restricted cash and the offsetting liability, which is recorded in accounts payable and accrued expenses, consist of funds received from investors in the amounts of $2,139 and $1,657 as of June 30, 2012 and December 31, 2011, respectively, relating to shares of the Company to be purchased by such investors, which settlement has not occurred as of the balance sheet date. Restricted escrows of $4,745 and $2,893 as of June 30, 2012 and December 31, 2011, respectively, primarily consist of cash held in escrow based on lender requirements for collateral or funds to be used for the payment of insurance, real estate taxes, tenant improvements, leasing commissions and acquisition related earnouts (note 13).

Revenue Recognition

The Company commences revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If the Company concludes it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. The Company considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

Rental income is recognized on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

included as a component of accounts and rents receivable in the accompanying consolidated balance sheets. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decrease in the later years of a lease. The Company periodically reviews the collectability of outstanding receivables. Allowances are taken for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. The Company makes certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. The Company does not expect the actual results to materially differ from the estimated reimbursement.

The Company records lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible. Upon early lease termination, the Company provides for gains or losses related to unrecovered intangibles and other assets.

As a lessor, the Company defers the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Capitalization and Depreciation

Real estate acquisitions are recorded at cost less accumulated depreciation. Improvement and betterment costs are capitalized, and ordinary repairs and maintenance are expensed as incurred.

Transactional costs in connection with the acquisition of real estate properties and businesses are expensed as incurred.

Depreciation expense is computed using the straight-line method. Building and improvements are depreciated based upon estimated useful lives of 30 years and 5-15 years for furniture, fixtures and equipment and site improvements.

Tenant improvements are amortized on a straight-line basis over the shorter of the life of the asset or the term of the related lease as a component of depreciation and amortization expense. Leasing fees are amortized on a straight-line basis over the term of the related lease as a component of depreciation and amortization expense. Loan fees are amortized on a straight-line basis, which approximates the effective interest method, over the term of the related loans as a component of interest expense.

Cost capitalization and the estimate of useful lives require judgment and include significant estimates that can and do change.

Depreciation expense was $7,181 and $3,885 for the three months ended June 30, 2012 and 2011, respectively and $13,130 and $6,200 for the six months ended June 30, 2012 and 2011, respectively.

Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies the Company believes to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that would be realized upon disposition.

The Company defines fair value based on the price that it believes would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

•

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•

Level 2—Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Acquisition of Investment Properties

Upon acquisition, the Company determines the total purchase price of each property (note 3), which includes the estimated contingent consideration to be paid or received in future periods (note 13). The Company allocates the total purchase price of properties and businesses based on the fair value of the tangible and intangible assets acquired and liabilities assumed based on Level 3 inputs, such as comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions, from a third party appraisal or other market sources.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

The portion of the purchase price allocated to acquired above market lease value and acquired below market lease value are amortized on a straight-line basis over the term of the related lease as an adjustment to rental income. For below-market lease values, the amortization period includes any renewal periods with fixed rate renewals. Amortization pertaining to the above market lease value of $1,105 and $876 was recorded as a reduction to rental income for the three months ended June 30, 2012 and 2011, respectively and $2,081 and $1,330 for the six months ended June 30, 2012 and 2011, respectively.  Amortization pertaining to the below market lease value of $386 and $221 was recorded as an increase to rental income for the three months ended June 30, 2012 and 2011, respectively and $680 and $367 for the six months ended June 30, 2012 and 2011, respectively.

The portion of the purchase price allocated to acquired in-place lease value is amortized on a straight-line basis over the acquired leases’ weighted-average remaining term. The Company incurred amortization expense pertaining to acquired in-place lease intangibles of $3,474 and $2,582 for the three months ended June 30, 2012 and 2011, respectively and $6,473 and $4,413 for the six months ended June 30, 2012 and 2011, respectively. The portion of the purchase price allocated to customer relationship value is amortized on a straight-line basis over the weighted-average remaining lease term. As of June 30, 2012, no amount has been allocated to customer relationship value.

The following table summarizes the Company’s identified intangible assets and liabilities as of June 30, 2012 and December 31, 2011.

	June 30, 2012	December 31, 2011
Intangible assets:
Acquired in-place lease value	$158,855	$119,287
Acquired above market lease value	35,132	27,563
Accumulated amortization	(23,359)	(15,394)
Acquired lease intangibles, net	$170,628	$131,456
Intangible liabilities:
Acquired below market lease value	$27,336	$18,657
Accumulated amortization	(1,818)	(1,152)
Acquired below market lease intangibles, net	$25,518	$17,505

As of June 30, 2012, the weighted average amortization periods for acquired in-place lease, above market lease and below market lease intangibles are 13, 12 and 23 years, respectively.

Estimated amortization of the respective intangible lease assets and liabilities as of June 30, 2012 for each of the five succeeding years is as follows:

	In-place leases	Above market leases	Below market leases
2012 (remainder of year)	$7,325	$2,068	$773
2013	14,248	3,771	1,495
2014	13,961	3,287	1,474
2015	13,961	3,162	1,394
2016	13,465	2,995	1,311
Thereafter	77,789	14,596	19,071
Total	$140,749	$29,879	$25,518

Impairment of Investment Properties

The Company assesses the carrying values of its respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review its assets for recoverability, the Company considers current market conditions, as well as its intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary (Level 3 inputs). If the Company’s analysis indicates that the carrying value of the long-lived

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

asset is not recoverable on an undiscounted cash flow basis, the Company recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

The Company estimates the future undiscounted cash flows based on management’s intent as follows: (i) for real estate properties that the Company intends to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property and termination value; and (ii) for real estate properties that the Company intends to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan the Company uses to manage its underlying business. However assumptions and estimates about future cash flows, including comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions which impact the discounted cash flow approach to determining value are complex and subjective. Changes in economic and operating conditions and the Company’s ultimate investment intent that occur subsequent to the impairment analysis could impact these assumptions and result in future impairment charges of the real estate properties.

During the three and six months ended June 30, 2012 and 2011, the Company incurred no impairment charges.

Impairment of Marketable Securities

The Company assesses the investments in marketable securities for impairment. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary will result in an impairment to reduce the carrying amount to fair value using Level 1 and 2 inputs (note 6). The impairment will be charged to earnings and a new cost basis for the security will be established. To determine whether impairment is other-than-temporary, the Company considers whether they have the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. The Company considers the following factors in evaluating our securities for impairments that are other than temporary:

•

declines in the REIT and overall stock market relative to our security positions;

•

the estimated net asset value (“NAV”) of the companies it invests in relative to their current market prices;

•

future growth prospects and outlook for companies using analyst reports and company guidance, including dividend coverage, NAV estimates and growth in “funds from operations,” or “FFO;” and duration of the decline in the value of the securities

During the three and six months ended June 30, 2012 and 2011, the Company incurred no other-than-temporary impairment charges.

Partially-Owned Entities

We consolidate the operations of a joint venture if we determine that we are either the primary beneficiary of a variable interest entity (“VIE”) or have substantial influence and control of the entity. The primary beneficiary is the party that has the ability to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE. There are significant judgments and estimates involved in determining the primary beneficiary of a variable interest entity or the determination of who has control and influence of the entity. When we consolidate an entity, the assets, liabilities and results of operations will be included in our consolidated financial statements.

In instances where we are not the primary beneficiary of a variable interest entity or we do not control the joint venture, we use the equity method of accounting. Under the equity method, the operations of a joint venture are not consolidated with our operations but instead our share of operations would be reflected as equity in income of unconsolidated entities on our consolidated statements of operations and other comprehensive income. Additionally, our net investment in the entities is reflected as investment in unconsolidated entities on the consolidated balance sheets.

REIT Status

The Company has qualified and has elected to be taxed as a REIT beginning with the tax year ended December 31, 2009. In order to qualify as a REIT, the Company is required to distribute at least 90% of its annual taxable income, subject to certain adjustments, to its stockholders. The Company must also meet certain asset and income tests, as well as other requirements. The Company will monitor the business and transactions that may potentially impact our REIT status. If it fails to qualify as a REIT in any taxable year, without

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

the benefit of certain relief provisions, it will be subject to federal (including any applicable alternative minimum tax) and state income tax on its taxable income at regular corporate rates.

Derivatives

The Company uses derivative instruments, such as interest rate swaps, primarily to manage exposure to interest rate risks inherent in variable rate debt. The Company may also enter into forward starting swaps or treasury lock agreements to set the effective interest rate on a planned fixed-rate financing. The Company’s interest rate swaps involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. In a forward starting swap or treasury lock agreement that the Company cash settles in anticipation of a fixed rate financing or refinancing, the Company will receive or pay an amount equal to the present value of future cash flow payments based on the difference between the contract rate and market rate on the settlement date.  The Company does not use derivatives for trading or speculative purposes and currently does not have any derivatives that are not designated as hedging instruments under the accounting requirements for derivatives and hedging.

(3) Acquisitions in 2012

Date Acquired	Property Name	Location	Property Segment	Square Footage/Units	Approximate Purchase Price
1st Quarter
01/05/12	Dollar General Market	Port St. Joe, FL	Retail	20,707	$3,590
03/08/12	Hamilton Crossing (1)	Alcoa, TN	Retail	179,858	30,098
03/09/12	Dollar General - Buffalo	Buffalo, NY	Retail	10,566	1,350
03/09/12	Shoppes at Branson Hills (1)	Branson, MO	Retail	348,700	38,528
03/23/12	Shoppes at Hawk Ridge	Lake St. Louis, MO	Retail	75,951	9,900
03/28/12	Bayonne Crossing (1)	Bayonne, NJ	Retail	356,647	67,875

2nd Quarter
04/03/12	Eastside Junction	Athens, GA	Retail	79,700	11,236
04/30/12	Shops at Julington Creek (1)	Jacksonville, FL	Retail	40,207	7,522
05/03/12	Dollar General Store	Lillian, AL	Retail	9,026	1,025
05/03/12	Dollar General Market	Slocomb, AL	Retail	20,707	2,839
05/03/12	Dollar General Store	Clanton, AL	Retail	10,566	1,216
05/17/12	Bank Branch Portfolio - 9 properties	FL, GA, NC, OH	Retail	42,882	18,636
05/18/12	Dollar General Store	Marbury, AL	Retail	9,026	1,055
05/18/12	Dollar General Store	Gilbertown, AL	Retail	12,406	1,324
05/23/12	Elementis Worldwide Global HQ	East Windsor, NJ	Office	65,552	17,625
06/04/12	One Webster	Chelsea, MA	Multi-family	120 Units	23,447
06/12/12	South Elgin Commons	Elgin, IL	Retail	128,000	24,986
06/13/12	Walgreens NE Portfolio - 9 properties	CT, MA, NH, NJ	Retail	134,618	65,262
06/18/12	Saxon Crossing	Orange City, FL	Retail	119,894	20,730
		Total		1,665,013 Sq Ft. and 120 Units	$348,244

(1)

There is an earnout component associated with this acquisition that is not included in the approximate purchase price (note 13).

During the six months ended June 30, 2012, the Company acquired through its wholly owned subsidiaries, the properties listed above for an aggregate purchase price of $348,244. The Company financed these acquisitions with net proceeds from the Offering and through the borrowing of $131,721 and debt assumption of $49,391 secured by first mortgages and on the properties.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

The Company incurred $1,224 and $662 during the three months ended June 30, 2012 and 2011, respectively and $2,020 and $1,418 for the six months ended June 30, 2012 and 2011, respectively, of acquisition, dead deal and transaction related costs that were recorded in acquisition related costs in the consolidated statements of operations and other comprehensive income and relate to both closed and potential transactions. These costs include third party due diligence costs such as appraisals, environmental studies, and legal fees as well as time and travel expense reimbursements to affiliates. The Company does not pay acquisition fees to its Business Manager or its affiliates.

For properties acquired during the six months ended June 30, 2012, the Company recorded revenue of $5,916 and property net income of $1,075 not including expensed acquisition related costs.

The following table presents certain additional information regarding the Company’s acquisitions during the six months ended June 30, 2012. The amounts recognized for major assets acquired and liabilities assumed as of the acquisition date:

Property Name	Land	Building and Improvements	Acquired Lease Intangibles	Acquired Below Market Lease Intangibles	Deferred Investment Property Acquisition Obligations (note 13)
Dollar General Market	$793	$2,170	$627	$—	$—
Hamilton Crossing	2,825	24,287	3,975	—	989
Dollar General – Buffalo	240	977	133	—	—
Shoppes at Branson Hills	8,247	27,366	7,080	3,424	857
Shoppes at Hawk Ridge	2,709	5,416	1,691	19	—
Bayonne Crossing	20,911	47,545	9,335	3,110	6,806
Eastside Junction	1,856	8,805	1,059	483	—
Shops at Julington Creek	2,247	5,578	685	11	985
Dollar General Store - Lillian	318	575	132	—	—
Dollar General Market - Slocomb	608	1,898	333	—	—
Dollar General Store - Clanton	389	656	171	—	—
9 Bank Branch Portfolio	6,433	9,256	2,947	—	—
Dollar General Store - Marbury	231	685	139	—	—
Dollar General Store - Gilbertown	123	1,008	193	—	—
Elementis Worldwide Global HQ	1,089	12,327	4,209	—	—
One Webster	3,462	19,243	690	—	—
South Elgin Commons	3,771	18,314	3,465	563	—
Walgreens NE Portfolio - 9 properties (1)	21,650	41,771	8,120	1,060	—
Saxon Crossing	3,455	14,555	2,743	23	—
Total	$81,357	$242,432	$47,727	$8,693	$9,637

(1)

The Company assumed mortgages payable and an interest rate swap agreement associated with the acquisition of these properties (note 9).

The following condensed pro forma consolidated financial statements for the three and six months ended June 30, 2012, include pro forma adjustments related to the acquisitions during 2012 considered material to the consolidated financial statements which were Palm Coast Landing, Bayonne Crossing, Shoppes at Branson Hills, Walgreens NE Portfolio, Saxon Crossing, and South Elgin Commons which are presented assuming the acquisitions had been consummated as of January 1, 2011.

The condensed pro forma consolidated financial statements for the three and six months ended June 30, 2011, include pro forma adjustments related to the acquisitions during 2012 and 2011 considered material to the consolidated financial statements which were Northcrest Shopping Center, Prattville Town Center, Landstown Commons, University Town Center, Perimeter Woods, Draper Peaks, Shoppes at Prairie Ridge, Fairgrounds Crossing, Mullins Crossing, Palm Coast Landing, Shoppes at Branson Hills, Walgreens NE Portfolio, Saxon Crossing, and South Elgin Commons.  Bayonne Crossing was a developmental property that was not stabilized until late 2011.  For the three and six months ended June 30, 2011 for pro forma disclosure purposes, this property is not considered material since it had minimal operations and no pro forma adjustments were made for Bayonne Crossing.

The 2011 acquisitions are presented assuming the acquisitions had been consummated as of January 1, 2010.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

On a pro forma basis, the Company assumes the common shares outstanding as of June 30, 2012 were outstanding as of January 1, 2011. The following condensed pro forma financial information is not necessarily indicative of what the actual results of operations of the Company would have been assuming the 2012 and 2011 acquisitions had been consummated as of January 1, 2011 and 2010, respectively, nor does it purport to represent the results of operations for future periods.

	For the three months ended June 30, 2012
	Historical	Pro Forma Adjustments (unaudited)	As Adjusted (unaudited)
Total income	$29,179	$1,519	$30,698
Net income (loss) attributable to common stockholders	$990	$(40)	$950

Net income attributable to common stockholders per common share, basic and diluted	$0.01		$0.01
Weighted average number of common shares outstanding, basic and diluted	81,159,713		90,129,431

	For the three months ended June 30, 2011
	Historical	Pro Forma Adjustments (unaudited)	As Adjusted (unaudited)
Total income	$17,145	$7,507	$24,652
Net loss attributable to common stockholders	$(1,487)	$(1,010)	$(2,497)

Net loss attributable to common stockholders per common share, basic and diluted	$(0.04)		$(0.03)
Weighted average number of common shares outstanding, basic and diluted	38,231,644		90,129,431

	For the six months ended June 30, 2012
	Historical	Pro Forma Adjustments (unaudited)	As Adjusted (unaudited)
Total income	$53,384	$5,755	$59,139
Net income (loss) attributable to common stockholders	$1,328	$(115)	$1,213

Net income attributable to common stockholders per common share, basic and diluted	$0.02		$0.01
Weighted average number of common shares outstanding, basic and diluted	72,662,352		90,129,431

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

	For the six months ended June 30, 2011
	Historical	Pro Forma Adjustments (unaudited)	As Adjusted (unaudited)
Total income	$28,753	$18,800	$47,553
Net loss attributable to common stockholders	$(1,641)	$(2,375)	$(4,016)

Net loss attributable to common stockholders per common share, basic and diluted	$(0.05)		$(0.04)
Weighted average number of common shares outstanding, basic and diluted	34,202,401		90,129,431

(4) Operating Leases

Minimum lease payments to be received under operating leases including ground leases, and excluding two multi-family properties (lease terms of twelve-months or less) as of June 30, 2012 for the years indicated, assuming no expiring leases are renewed, are as follows:

Minimum Lease Payments
2012 (remainder of year)	$49,140
2013	94,107
2014	88,693
2015	84,929
2016	80,943
Thereafter	863,520
Total	$1,261,332

The remaining lease terms range from less than one year to 74 years. Most of the revenue from the Company’s properties consists of rents received under long-term operating leases. Some leases require the tenant to pay fixed base rent paid monthly in advance, and to reimburse the Company for the tenant’s pro rata share of certain operating expenses including real estate taxes, special assessments, insurance, utilities, common area maintenance, management fees, and certain building repairs paid by the Company and recoverable under the terms of the lease. Under these leases, the Company pays all expenses and is reimbursed by the tenant for the tenant’s pro rata share of recoverable expenses paid. Certain other tenants are subject to net leases which provide that the tenant is responsible for fixed base rent as well as all costs and expenses associated with occupancy. Under net leases where all expenses are paid directly by the tenant rather than the landlord, such expenses are not included in the consolidated statements of operations and other comprehensive income. Under leases where all expenses are paid by the Company, subject to reimbursement by the tenant, the expenses are included within property operating expenses and reimbursements are included in tenant recovery income on the consolidated statements of operations and other comprehensive income.

(5) Unconsolidated Joint Venture

The Company is a member of a limited liability company formed as an insurance association captive (the “Insurance Captive”), which is owned in equal proportions by the Company and three other REITs sponsored by the Company’s Sponsor, Inland Real Estate Corporation, Retail Properties of America, Inc., and Inland American Real Estate Trust, Inc. and serviced by an affiliate of the Business Manager, Inland Risk and Insurance Management Services Inc. The Insurance Captive was formed to initially insure/reimburse the members’ deductible obligations for the first $100 of property insurance and $100 of general liability insurance. The Company entered into the Insurance Captive to stabilize its insurance costs, manage its exposures and recoup expenses through the functions of the captive program. This entity is considered to be a variable interest entity (VIE) as defined in GAAP and the Company is not considered to be the primary beneficiary. Therefore, this investment is accounted for utilizing the equity method of accounting. The Company’s risk of loss is limited to its investment and is not required to fund additional capital to the entity.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

			Investment at
Joint Venture	Description	Ownership %	June 30, 2012	December 31, 2011
Oak Property & Casualty LLC	Insurance Captive	25%	$486	$231

The Company’s share of net income from its investment in the unconsolidated entity is based on the ratio of each member’s premium contribution to the venture. The Company was allocated income of $246 and $255 for the three and six months ended June 30, 2012, respectively, and income of $74 and $27 for the three and six months ended June 30, 2011, respectively.

On May 28, 2009, the Company purchased 1,000 shares of common stock in the Inland Real Estate Group of Companies for $1, which are accounted for under the cost method and included in investment in unconsolidated entities on the accompanying consolidated balance sheets.

(6) Investment in Marketable Securities

Investment in marketable securities of $36,029 and $17,903 at June 30, 2012 and December 31, 2011, respectively, consists of primarily preferred and common stock and corporate bond investments in other publicly traded REITs which are classified as available-for-sale securities and recorded at fair value.

Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported as a separate component of comprehensive income until realized. The Company had net unrealized gains of $867 and $1,814 for the three and six months ended June 30, 2012, respectively, and net unrealized (losses) gains of $(97) and $71 for the three and six months ended June 30, 2011, respectively, which have been recorded as other comprehensive income in the accompanying consolidated statements of operations and other comprehensive income.

Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis or first-in, first-out basis. For the three and six months ended June 30, 2012, the Company had realized gains of $2 and for the three and six months  June 30, 2011, the Company had realized losses of $(9) and $(13), respectively, which has been recorded as realized gain (loss) on sale of marketable securities in the accompanying consolidated statements of operations and other comprehensive income.

The Company’s policy for assessing recoverability of its available-for-sale securities is to record a charge against net earnings when the Company determines that a decline in the fair value of a security drops below the cost basis and believes that decline to be other-than-temporary, which includes determining whether for marketable securities: (1) the Company intends to sell the marketable security, and (2) it is more likely than not that the Company will be required to sell the marketable security before its anticipated recovery.

 (7) Fair Value of Financial Instruments

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reflected in the accompanying consolidated balance sheets for cash and cash equivalents, restricted cash and escrows, accounts and rents receivable, accrued offering expenses, accounts payable and accrued expenses, and due to related parties approximates their fair values at June 30, 2012 and December 31, 2011 due to the short maturity of these instruments.

All financial assets and liabilities are recognized or disclosed at fair value using a fair value hierarchy as described in note 2 – “Fair Value Measurements.”

The following table presents the Company’s assets and liabilities, measured at fair value on a recurring basis, and related valuation inputs within the fair value hierarchy utilized to measure fair value as of June 30, 2012 and December 31, 2011:

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

	Level 1	Level 2	Level 3	Total
June 30, 2012
Asset - investment in marketable securities	$26,806	$9,223	$—	$36,029
Liability - interest rate swap	$—	$7,140	$—	$7,140
December 31, 2011
Asset - investment in marketable securities	$11,558	$6,345	$—	$17,903
Liability - interest rate swap	$—	$1,293	$—	$1,293

The valuation techniques used to measure fair value of the investment in marketable securities above was quoted prices from national stock exchanges and quoted prices from third party brokers for similar assets (note 6). The Company performs certain validation procedures such as verifying changes in security prices from one period to the next and verifying ending security prices on a test basis.

The valuation techniques used to measure the fair value of the interest rate swaps above in which the counterparties have high credit ratings, were derived from pricing models provided by a third party, such as discounted cash flow techniques, with all significant inputs derived from or corroborated by observable market data. The Company verifies the ending values provided by the third party to the values received on the counterparties statements for reasonableness. The Company’s discounted cash flow techniques use observable market inputs, such as LIBOR-based yield curves.

The Company estimates the fair value of its total debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by the Company’s lenders using Level 3 inputs. The carrying value of the Company’s mortgage debt was $633,211 and $463,663 at June 30, 2012 and December 31, 2011, respectively, and its estimated fair value was $643,713 and $470,569 as of at June 30, 2012 and December 31, 2011. The Company’s carrying amount of variable rate borrowings on the credit facility and securities margin payable approximates their fair values at June 30, 2012 and December 31, 2011.

(8) Transactions with Related Parties

The Company has an investment in an insurance captive entity with other REITs sponsored by our Sponsor. The entity is included in the Company’s disclosure of Unconsolidated Joint Venture (note 5) and is included in investment in unconsolidated entities on the accompanying consolidated balance sheets.

As of June 30, 2012 and December 31, 2011, the Company owed a total of $2,592 and $1,909, respectively, to our Sponsor and its affiliates related to advances used to pay administrative and offering costs and certain accrued expenses which are included in due to related parties on the accompanying consolidated balance sheets. These amounts represent non-interest bearing advances by the Sponsor and its affiliates, which the Company intends to repay.

At June 30, 2012 and December 31, 2011, the Company held $629 and $571, respectively, in shares of common stock in Inland Real Estate Corporation, which are classified as available-for-sale securities and recorded at fair value.

The Company has 1,000 shares of common stock in the Inland Real Estate Group of Companies with a recorded value of $1 at June 30, 2012 and December 31, 2011, which are accounted for under the cost method and included in investment in unconsolidated entities on the accompanying consolidated balance sheets.

The following table summarizes the Company’s related party transactions for three and six months ended June 30, 2012 and 2011.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

		For the three months ended June 30,		For the six months ended June 30,		Unpaid amounts as of
		2012	2011	2012	2011	June 30, 2012	December 31, 2011
General and administrative:
General and administrative reimbursement	(a)	$333	$229	$597	$301	$625	$730
Loan servicing	(b)	39	21	74	33	—	—
Affiliate share purchase discounts	(c)	128	16	191	40	—	—
Investment advisor fee	(d)	66	19	119	34	23	13
Total general and administrative to related parties		$566	$285	$981	$408	$648	$743
Offering costs	(e)(f)	$17,872	$7,265	$30,003	$15,145	$228	$126
Acquisition related costs	(g)	630	343	1,036	571	492	316
Real estate management fees	(h)	1,221	699	2,282	1,208	—	—
Business management fee	(i)	500	500	500	500	500	—
Loan placement fees	(j)	147	248	299	349	—	—
Cost reimbursements	(k)	—	—	—	75	—	—
Sponsor noninterest bearing advances	(l)	—	—	—	(1,500)	724	724
Sponsor contributions to pay dividends	(l)	—	—	—	1,500	—	—

(a)

The Business Manager and its related parties are entitled to reimbursement for general and administrative expenses of the Business Manager and its related parties relating to the Company’s administration. Such costs are included in general and administrative expenses and business management fee in the accompanying consolidated statements of operations and other comprehensive income.

(b)

A related party of the Business Manager provides loan servicing to the Company for an annual fee equal to .03% of the first $1,000 of serviced loans and .01% for serviced loans over $1,000. These loan servicing fees are paid monthly and are included in general and administrative expenses in the accompanying consolidated statements of operations and other comprehensive income.

(c)

The Company established a discount stock purchase policy for related parties and related parties of the Business Manager that enables the related parties to purchase shares of common stock at $9.00 per share. The Company sold 190,736 shares and 40,139 shares to related parties for the six months ended June 30, 2012 and 2011, respectively.

(d)

The Company pays a related party of the Business Manager to purchase and monitor its investment in marketable securities.

(e)

A related party of the Business Manager receives selling commissions equal to 7.5% of the sale price for each share sold and a marketing contribution equal to 2.5% of the gross offering proceeds from shares sold, the majority of which are reallowed (paid) to third party soliciting dealers. The Company also reimburses a related party of the Business Manager and the soliciting dealers for bona fide, out-of-pocket itemized and detailed due diligence expenses in amounts up to 0.5% of the gross offering proceeds (which may, in the Company’s sole discretion, be paid or reimbursed from the marketing contribution or from issuer costs). In addition, our Sponsor, its affiliates and third parties are reimbursed for any issuer costs that they pay on our behalf, including any bona fide out-of-pocket, itemized and detailed due diligence expenses not reimbursed from amounts paid or reallowed (paid) as a marketing contribution, in an amount not to exceed 1.5% of the gross offering proceeds. The Company does not pay selling commissions or the marketing contribution or reimburse issuer costs in connection with shares of common stock issued through the distribution reinvestment plan. Such costs are offset against the stockholders’ equity accounts.

(f)

As of June 30, 2012, the Company had incurred $95,563 of offering costs, including $12,418 of issuer costs. Of the $95,563, $85,754 was paid or accrued to related parties, the majority of which was then reallowed (paid) to third party soliciting dealers. Pursuant to the terms of the Offering, issuer costs may not exceed 1.5% of the gross offering proceeds over the life of the Offering. In addition, the Business Manager has agreed to reimburse the Company all organization and offering expenses (including issuer costs, selling commissions and the marketing contribution) which together exceed 11.5% of gross offering proceeds over the life of the Offering. The Company anticipates that these costs will not exceed these limitations upon completion of the Offering. Any excess amounts at the completion of the Offering will be reimbursed by the Business Manager.

(g)

The Business Manager and its related parties are reimbursed for acquisition, dead deal and transaction related costs of the Business Manager and its related parties relating to the Company’s acquisition of real estate assets. These costs relate to both

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

closed and potential transactions and include customary due diligence costs including time and travel expense reimbursements. Such costs are included in acquisition related costs in the accompanying consolidated statements of operations and other comprehensive income. The Company does not pay acquisition fees to its Business Manager or its affiliates.

(h)

The real estate managers, entities owned principally by individuals who are related parties of the Business Manager, receive monthly real estate management fees up to 4.5% of gross operating income (as defined), for management and leasing services. Such costs are included in property operating expenses in the accompanying consolidated statements of operations and other comprehensive income.

(i)

Subject to satisfying the criteria described below, the Company pays the Business Manager a quarterly business management fee equal to a percentage of the Company’s “average invested assets” (as defined in the business management agreement), calculated as follows:

(1)

if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.1875% of its “average invested assets” for that prior calendar quarter;

(2)

if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 6% annualized distribution rate but less than 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.1625% of its “average invested assets” for that prior calendar quarter;

(3)

if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 5% annualized distribution rate but less than 6% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.125% of its “average invested assets” for that prior calendar quarter; or

(4)

if the Company does not satisfy the criteria in (1), (2) or (3) above in a particular calendar quarter just ended, it will not, except as set forth below, pay a business management fee for that prior calendar quarter.

(5)

Assuming that (1), (2) or (3) above is satisfied, the Business Manager may decide, in its sole discretion, to be paid an amount less than the total amount that may be paid. If the Business Manager decides to accept less in any particular quarter, the excess amount that is not paid may, in the Business Manager’s sole discretion, be waived permanently or accrued, without interest, to be paid at a later point in time. This obligation to pay the accrued fee terminates if the Company acquires the Business Manager. For the six months ended June 30, 2012, the Business Manager was entitled to a business management fee in the amount equal to $3,434 of which $2,934 was permanently waived.

Separate and distinct from any business management fee, the Company will also reimburse the Business Manager, the Real Estate Managers and their affiliates for certain expenses that they, or any related party including the Sponsor, pay or incur on its behalf including the salaries and benefits of persons employed except that the Company will not reimburse either our Business Manager or Real Estate Managers for any compensation paid to individuals who also serve as the Company’s executive officers, or the executive officers of the Business Manager, the Real Estate Managers or their affiliates; provided that, for these purposes, the secretaries will not be considered “executive officers.” These costs were recorded in general and administrative expenses in the consolidated statements of operations and other comprehensive income.

(j)

The Company pays a related party of the Business Manager 0.2% of the principal amount of each loan it places for the Company. Such costs are capitalized as loan fees and amortized over the respective loan term.

(k)

The Company reimburses a related party of the Business Manager for costs incurred for construction oversight provided to the Company relating to its joint venture redevelopment project. These reimbursements are paid monthly during the development period. These costs are capitalized and are included in construction in progress on the accompanying consolidated balance sheet.

(l)

As of June 30, 2012 and December 31, 2011, the Company owed $724 to our Sponsor related to advances used to pay administrative and offering costs prior to the commencement of our Offering. These amounts are included in due to related parties on the accompanying consolidated balance sheets. On March 10, 2011, our Sponsor forgave $1,500 in liabilities related to non-interest bearing advances that were previously funded to the Company to cover a portion of distributions paid related to the three months ended December 31, 2010. For GAAP purposes, this forgiveness of debt was treated as a capital contribution from our Sponsor who has not received, and will not receive, any additional shares of our common stock for making this contribution. No additional contributions were made during the six months ended June 30, 2012.

The Company may pay additional types of compensation to affiliates of the Sponsor in the future, including the Business Manager and our Real Estate Managers and their respective affiliates; however, we did not pay any other types of compensation for the six months ended June 30, 2012 and 2011.

As of June 30, 2012 and December 31, 2011, the Company had deposited cash of $3,179 and $3,171, respectively in Inland Bank and Trust, a subsidiary of Inland Bancorp, Inc., an affiliate of The Inland Real Estate Group, Inc.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

 (9) Mortgages, Credit Facility, and Securities Margins Payable

As of June 30, 2012, the Company had the following mortgages payable outstanding:

Maturity Date	Property Name	Stated Interest Rate Per Annum	Principal Balance at June 30, 2012 (a)	Notes
09/25/2013	Landstown Commons	Daily LIBOR + 2.25%	$50,140	(b)
12/10/2018	Walgreens NE Portfolio - 9 properties	30-Day LIBOR + 2.20%	49,391	(c), (d)
04/01/2022	Bayonne Crossing	4.08%	45,000	(e)
09/01/2018	Perimeter Woods	6.02%	33,330	(c)
06/01/2015	The Landing at Tradition	4.25%	31,000	(f)
10/01/2015	Draper Peaks	5.74%	23,905	(c)
06/01/2015	Regal Court	5.30%	23,900
03/01/2022	Palm Coast Landing	5.00%	22,550
09/06/2016	Mullins Crossing	5.50%	21,928	(c)
05/09/2017	Shoppes at Branson Hills	30-Day LIBOR + 2.25%	20,300	(g)
06/01/2021	University Town Center	5.48%	18,690
01/01/2018	Colonial Square Town Center	5.50%	18,140	(h)
05/01/2021	Prattville Town Center	5.48%	15,930
05/01/2021	Northcrest Shopping Center	5.48%	15,780
10/06/2021	Fairgrounds Crossing	5.21%	13,453
06/22/2016	Shoppes at Prairie Ridge	30-Day LIBOR + 2.50%	13,359	(i)
07/01/2022	Saxon Crossing	4.65%	11,400
10/01/2017	The Crossings at Hillcroft	3.88%	11,370
10/21/2016	Fox Point	30-Day LIBOR + 2.25%	10,837	(j)
09/01/2020	Kohl’s at Calvine Pointe	5.70%	10,500	(k)
10/01/2020	Siemens’ Building	5.06%	10,250
12/01/2026	Elementis Worldwide Global HQ	4.88%	9,625
06/01/2015	Tradition Village Center	4.25%	9,500	(f)
11/05/2015	Kohl’s Bend River Promenade	30-Day LIBOR + 2.75%	9,350	(l)
06/01/2021	The Village at Bay Park	5.58%	9,183
11/01/2020	Time Warner Cable Div. HQ	5.18%	9,100
07/01/2021	Silver Springs	5.03%	8,800
04/01/2021	Lima Marketplace	5.80%	8,383
03/01/2021	Waxahachie Crossing	5.55%	7,750
05/10/2014	Publix Shopping Center	5.90%	6,994	(c)
01/01/2018	Shops at Village Walk	5.50%	6,860	(h)
06/01/2017	Pleasant Hill Commons	6.00%	6,800
01/01/2022	Harvest Square	4.65%	6,800
04/01/2021	Bell Oaks Shopping Center	5.59%	6,548
06/01/2022	Eastside Junction	4.60%	6,270
02/02/2017	Dollar General Portfolio	5.25%	6,181	(m)
07/06/2022	Merrimack Village Center	4.36%	5,445
09/01/2020	Lake City Commons	5.70%	5,200	(k)
07/01/2021	Walgreens – Lake Mary Plaza	5.10%	5,080

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

09/01/2020	Whispering Ridge	5.70%	5,000	(k)
04/12/2017	Shoppes at Hawk Ridge	5.25%	4,950	(n)
07/01/2021	Walgreens – Walgreens Plaza	5.30%	4,650
06/01/2041	Pick N Save Grocery Store	5.43%	4,490
07/01/2021	Walgreens – Heritage Square	5.10%	4,460
05/01/2041	Copps Grocery Store	5.43%	3,480
			$632,052

(a)

Principal balance does not include mortgage premium, net of $1,159.

(b)

The loan bears interest at a rate equal to daily LIBOR plus 2.25% (2.50%% as of June 30, 2012). The Company extended the loan until September 25, 2013 on March 14, 2012. The Company has provided a partial guarantee on this loan making it recourse for $25,000 of the unpaid principal and 100% of unpaid interest.

(c)

Loan was assumed from the seller at the time of closing. The Company has provided a partial guarantee on the Mullins Crossing loan making it recourse for $2,200 of the unpaid principal and unpaid interest.

(d)

The loan bears interest at a rate equal to thirty-day LIBOR plus 2.20% (2.44% as of June 30, 2012). At the time of closing, the Company entered into an interest rate swap related to this loan. See interest rate swap agreements section below.

(e)

The loan bears interest at a fixed rate equal to 4.08% until March 31, 2015, 4.18% from April 1, 2015 until March 31, 2016, 4.33% from April 1, 2016 until March 31, 2019, and 4.43% from April 1, 2019 until April 1, 2022, the maturity date. Interest expense is recognized using the effective interest method base on effective interest rate of approximately 4.27%.

(f)

This loan bears interest at a fixed rate equal to 4.25% until May 31, 2013, 4.50% from June 1, 2013 until May 31, 2014 and 5.00% from June 1, 2014 until June 1, 2015, the maturity date. Interest expense is recognized using the effective interest method based on an effective interest rate of approximately 4.44%. This loan is secured by cross collateralized first mortgages by these two properties. The Company has provided a partial guarantee on this loan making it recourse for 50% of the unpaid principal and 100% of unpaid interest.

(g)

The loan bears interest at a rate equal to thirty-day LIBOR plus 2.25% (2.49% as of June 30, 2012). At the time of closing, the Company entered into an interest rate swap related to this loan. See interest rate swap agreements section below.

(h)

Loan is secured by cross-collateralized first mortgages on these two properties.

(i)

The loan bears interest at a rate equal to thirty-day LIBOR plus 2.50% (2.74% as of June 30, 2012). At the time of closing, the Company entered into an interest rate swap related to this loan. See interest rate swap agreements section below.

(j)

The loan bears interest at a rate equal to thirty-day LIBOR plus 2.25% (2.49% as of June 30, 2012). On October 28, 2011, the Company entered into an interest rate swap related to this loan. See interest rate swap agreements section below.

(k)

Mortgage payable is secured by cross-collateralized first mortgages on these three properties.

(l)

The loan bears interest at a rate equal to thirty-day LIBOR plus 2.75% (2.99% as of June 30, 2012). On March 11, 2011, the Company entered into an interest rate swap related to this loan. See interest rate swap agreements section below.

(m)

Loan is secured by cross collateralized first mortgages on ten Dollar General Properties.

(n)

The Company has provided a partial guarantee on this loan making it recourse for $1,238 plus real estate taxes.

The principal amount of our mortgage loans outstanding as of June 30, 2012 and December 31, 2011 was $632,052 and $462,418, respectively, and had a weighted average stated interest rate of 4.83% and 5.06% per annum, respectively, which includes interest rate swaps. All of the Company’s mortgage loans are secured by first mortgages on the real estate assets.

The mortgage loans require compliance with certain covenants, such as debt service ratios, investment restrictions and distribution limitations. As of June 30, 2012, all of the mortgages were current in payments and the Company was in compliance with such covenants.

On November 1, 2010, we entered into a credit agreement (as amended the “Credit Facility”), under which we may borrow, on an unsecured basis, up to $50,000. We have the right, provided that no default has occurred and is continuing, to increase the facility amount up to $150,000 with approval from the lender. The entire unpaid principal balance of all borrowings under the credit facility and all accrued and unpaid interest thereon will be due and payable in full on October 31, 2012, which date may be extended to October 31, 2013 subject to satisfaction of certain conditions, including the payment of an extension fee. We have the right to terminate the facility at any time, upon one day’s notice and the repayment of all of its obligations there under. We may borrow at rates equal to (1) the sum of (a) LIBOR, with a floor of 1.00% per annum, divided by an amount equal to one minus the then-current reserve requirement, plus (b) 3.50% per annum (referred to herein as a “LIBOR advance”) or (2) the Base Rate (as defined herein), plus a margin equal to 2.50% per annum (referred to herein as a “Base Rate advance”). As used herein, “Base Rate” means, for any day, the highest of: (i) the prime rate for that day; (ii) 2.00% per annum; (iii) the sum of the Federal Funds Effective Rate for that day plus 0.50% per annum; and (iv) the sum of LIBOR plus 1.00% per annum. We generally will be required to make interest-only payments, except that we may be required to make partial principal payments if we are unable to comply with certain debt covenants

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

set forth in the Credit Facility. We also may, from time to time, prepay all or part of any Base Rate advance without penalty or premium, and may prepay any LIBOR advance subject to indemnifying each lender for any loss or cost incurred by it resulting therefrom. The Credit Facility requires compliance with certain covenants which the Company was in compliance with at June 30, 2012. Our performance of the obligations under the Credit Facility, including the payment of any outstanding indebtedness thereunder, is secured by a guaranty by certain of our material subsidiaries owning unencumbered properties. As of June 30, 2012 and December 31, 2011, no amounts were outstanding on the Credit Facility. The interest rate at June 30, 2012 was 4.50% per annum.

The Company has purchased a portion of its marketable securities through margin accounts. As of June 30, 2012 and December 31, 2011, the Company had a payable of $16,888 and $1,293, respectively, for securities purchased on margin. The debt bears a variable interest rate. As of June 30, 2012 and December 31, 2011, the interest rate was 0.6% per annum. The securities margin payable is due upon the sale of the marketable securities.

The following table shows the scheduled maturities of mortgages payable, Credit Facility and securities margin payable as of June 30, 2012 and for the next five years and thereafter:

	Mortgages Payable (1)	Securities Margin Payable	Total
2012 (remainder of year)	$269	$16,888	$17,157
2013	50,705	—	50,705
2014	7,512	—	7,512
2015	98,881	—	98,881
2016	45,755	—	45,755
Thereafter	428,930	—	428,930
Total	$632,052	$16,888	$648,940

(1)

Excludes mortgage premiums associated with debt assumed at acquisition of which a premium, net of $1,159, net of accumulated amortization, was outstanding as of June 30, 2012.

Interest Rate Swap Agreements

On March 11, 2011, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $9,350 and a maturity date of November 5, 2015 associated with the debt secured by a first mortgage on the Kohl’s Bend River Promenade property.  This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 2.26% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 5.01%.

On June 22, 2011, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $13,359 and a maturity date of June 22, 2016 associated with the debt secured by a first mortgage on the Shoppes at Prairie Ridge property.  This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 1.97% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 4.47%.

On October 28, 2011, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $10,837 and a maturity date of October 21, 2016 associated with the debt secured by a first mortgage on the Fox Point property. This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 1.50% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 3.75%.

On May 9, 2012, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $10,150 and a maturity date of May 9, 2017 associated with the debt secured by a first mortgage on the Shoppes at Branson Hills property. This interest rate swap fixed 50% of the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 1.13% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 3.38%.

On June 13, 2012, the Company assumed at the time of acquisition a floating-to-fixed interest rate swap agreement with an original notional value of $49,391 and a maturity date of December 10, 2018 associated with the debt secured by a first mortgage on the

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

Walgreens NE Portfolio - 9 properties. This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 2.20% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 5.165%.  At the time of acquisition, the swap was in a liability position with a fair market value of $5,219, which was recorded as part of the purchase price allocation.

The Company has documented and designated these interest rate swaps as cash flow hedges. Based on the assessment of effectiveness using statistical regression, the Company determined that the interest rate swaps are effective. Effectiveness testing of the hedge relationship and measurement to quantify ineffectiveness is performed each fiscal quarter using the hypothetical derivative method.  As these interest rate swaps qualify as cash flow hedges, the Company adjusts the cash flow hedges on a quarterly basis to their fair values with corresponding offsets to accumulated other comprehensive income. The interest rate swaps have been and are expected to remain highly effective for the term of the hedge. Effective amounts are reclassified to interest expense as the related hedged expense is incurred. Any ineffectiveness on the hedges is reported in other income/expense. For the six months ended June 30, 2012 and 2011, the Company had $15 and $0, respectively of ineffectiveness on its cash flow hedges. Amounts related to the swaps expected to be reclassified from accumulated other comprehensive income to interest expense in the next twelve months total $1,054.

The table below presents the fair value of the Company’s cash flow hedges as well as their classification on the consolidated balance sheets as of June 30, 2012 and December 31, 2011.

	June 30, 2012		December 31, 2011
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as cash flow hedges:
Interest rate swaps	Other liabilities	$7,140	Other liabilities	$1,293

The table below presents the effect of the Company’s derivative financial instruments on the consolidated statements of operations and other comprehensive income for the six months ended June 30, 2012 and 2011:

Derivatives in Cash Flow Hedging Relationships	Amount of Loss Recognized in OCI on Derivative (Effective Portion)		Location of Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Loss Reclassified from Accumulated OCI into Income (Effective Portion)		Location of Loss Recognized in Income on Derivative (Ineffective Portion)	Amount of Loss Recognized in Income on Derivative (Ineffective Portion)
	2012	2011		2012	2011		2012	2011
Interest rate swaps	$(948)	$(308)	Interest Expense	$(293)	$(50)	Other Expense	$(15)	$—

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

(10) Income Taxes

The Company is qualified and has elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, for federal income tax purposes commencing with the tax year ending December 31, 2009. Since the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal income tax on taxable income that is distributed to stockholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distributes at least 90% of its taxable income (subject to certain adjustments) to its stockholders. If the Company fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, the Company will be subject to federal (including any applicable alternative minimum tax) and state income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income.

The Company had no uncertain tax positions as of June 30, 2012 and December 31, 2011. The Company expects no significant increases or decreases in uncertain tax positions due to changes in tax positions within one year of June 30, 2012. The Company has no interest or penalties relating to income taxes recognized in the consolidated statements of operations and other comprehensive income for the six months ended June 30, 2012 and 2011. As of June 30, 2012, returns for the calendar years 2008, 2009 and 2010 remain subject to examination by U.S. and various state and local tax jurisdictions.

(11) Distributions

The Company currently pays distributions based on daily record dates, payable monthly in arrears. The distributions that the Company currently pays are equal to a daily amount equal to $0.001639344, which if paid each day for a 366-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share. During the six months ended June 30, 2012 and 2011, the Company declared cash distributions, totaling $21,680 and $10,176, respectively.

(12) Earnings (loss) per Share

Basic earnings (loss) per share (“EPS”) are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period (the “common shares”). Diluted EPS is computed by dividing net income (loss) by the common shares plus potential common shares issuable upon exercising options or other contracts. As of June 30, 2012 and 2011, the Company did not have any dilutive common share equivalents outstanding.

(13) Commitments and Contingencies

As of June 30, 2012, the Company had outstanding commitments to fund approximately $5,048 into the Temple Terrace joint venture. The Company intends on funding these commitments with proceeds from the Offering.

The acquisition of 15 of the Company’s properties included earnout components to the purchase price, meaning the Company did not pay a portion of the purchase price of the property at closing, although the Company owns the entire property. The Company is not obligated to pay the contingent portion of the purchase prices unless space which was vacant at the time of acquisition is later leased by the seller within the time limits and parameters set forth in the acquisition agreements. The earnout payments are based on a predetermined formula applied to rental income received. The earnout agreements have a limited obligation period ranging from two to three years  from the date of acquisition. If at the end of the time period certain space has not been leased, occupied and rent producing, the Company will have no further obligation to pay additional purchase price consideration and will retain ownership of that entire property. Based on its best estimate, the Company has recorded a liability for the potential future earnout payments based on an estimate fair value at the date of acquisition using Level 3 inputs including lease-up period, market rents, probability of occupancy and discount rate.

Such amounts have been recorded as additional purchase price of those properties and as a liability included in deferred investment property acquisition obligations on the accompanying consolidated balance sheets as of June 30, 2012 and December 31, 2011. The liability increases as the anticipated payment date draws near based on a present value; such increases in the liability are recorded as amortization expense on the accompanying consolidated statements of operations and other comprehensive income. The Company records changes in the underlying liability assumptions to acquisition related costs on the accompanying consolidated statements of operations and other comprehensive income. The maximum potential payment was $36,975 at June 30, 2012. The table below presents the change in the Company’s earnout liability for the six months ended June 30, 2012 and 2011.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

	For the six months ended June 30,
	2012	2011
Earnout liability – beginning of period	$25,290	$12,904
Increases:
Acquisitions	9,637	23,070
Amortization expense	1,005	890
Decreases:
Earnout payments	(4,736)	(6,576)
Other:
Adjustments to acquisition related costs	(388)	(49)
Earnout liability – end of period	$30,808	$30,239

The Company has provided a partial guarantee on five loans of our subsidiaries. Two loans are recourse for 50% of the unpaid principal and 100% of unpaid interest. As of June 30, 2012, the outstanding principal balance on these two loans totaled $40,500 (note 9). Additionally, One loan is recourse for $2,200 of unpaid principal and interest, one loan is recourse for a total of $25,000 of the unpaid principal and 100% of unpaid interest and one loan is recourse for $1,238 plus real estate taxes (note 9).

The Company may be subject, from time to time, to various legal proceedings and claims that arise in the ordinary course of business. While the resolution of these matters cannot be predicted with certainty, management believes, based on currently available information, that the final outcome of such matters will not have a material adverse effect on the consolidated financial statements of the Company.

(14) Segment Reporting

The Company has one reportable segment as defined by GAAP for the three and six months ended June 30, 2012 and 2011. As the Company acquires additional properties in the future, we may add business segments and related disclosures if they become significant.

(15) Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to June 30, 2012 for potential recognition and disclosure in these consolidated financial statements.

Our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on July 1, 2012 through the close of business on September 30, 2012. Distributions were declared in a daily amount equal to $0.001639344 per share, which if paid each day for a 366-year period, would equate to a 6.0% annualized rate based on a purchase price of $10.00 per share. Distributions were and will continue to be paid monthly in arrears, as follows:

•

In July 2012, total distributions declared for the month of June 2012 were paid in the amount equal to $4,303, of which $1,708 was paid in cash and $2,595 was reinvested through the Company’s DRP, resulting in the issuance of an additional 273,217 shares of common stock.

•

In August 2012, total distributions declared for the month of July 2012 were paid in the amount equal to $4,762, of which $1,888 was paid in cash and $2,874 was reinvested through the Company’s DRP, resulting in the issuance of an additional 302,570 shares of common stock.

On July 3, 2012, the Company acquired a fee simple interest in two Dollar General Stores totaling 18,102 square feet in the aggregate of retail properties located in Enterprise, Alabama and Odenville, Alabama. The Company purchased these properties from an unaffiliated third party for approximately $2,083.

On July 5, 2012, the Company acquired a fee simple interest in a 160,000 square foot industrial property known as Siemens Gas Turbine Service Division Building located in Deer Park, Texas. The Company purchased this property from an unaffiliated third party for approximately $17,800.  Concurrent with closing, the Company entered into a $9,790 loan secured by a first mortgage on this property. This loan bears interest at a fixed rate equal to 4.726% per annum and matures on August 1, 2022.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

On July 10, 2012, the Company entered into a $15,638 loan secured by a first mortgage on Hamilton Crossing. This loan bears interest at a fixed rate equal to 5.10% per annum, and matures on July 10, 2017.

On July 19, 2012, the Company acquired a fee simple interest in a portfolio of five convenience store properties containing 18,311 square feet of retail properties known as Virginia Convenience Store Portfolio located in various locations in Virginia. The Company purchased these properties from an unaffiliated third party for approximately $15,700. Concurrent with closing, the Company entered into a $8,635 loan secured by cross-collateralized first mortgages on these five properties.  This loan bears interest at a fixed rate equal to 5.25% per annum, and matures on July 19, 2022.

On July 24, 2012, the Company entered into a $9,354 loan secured by cross-collateralized first mortgages on the Bank Branch Portfolio.  This loan bears interest at a fixed rate equal to thirty-day LIBOR plus 2.20% per annum, and matures on July 23, 2017.  Concurrent with closing, the Company entered into a $4,677 interest rate swap associated with the loan.  The Company will be making the fixed-rate payment over the life of the agreement and the counterparty will be paying the variable rate payment.  This swap effectively hedges the interest payment to a fixed rate equal to 3.087% per annum.

On July 31, 2012, the Company acquired a fee simple interest in a 256,815 square feet industrial property known as FedEx Center located in Houston, Texas.  The Company purchased this property from an unaffiliated third party for approximately $39,300.

On August 1, 2012, the Company acquired a fee simple interest in a 117,875 square foot retail property known as BJ’s at Richie Station located in Capital Heights, MD.  The Company purchased this property from an unaffiliated third party for approximately $32,400.  Concurrent with closing, the Company entered into a $17,820 loan secured by a first mortgage on this property.  This loan bears interest at a fixed rate equal to 4.595% and matures on August 6, 2037.

On August 6, 2012, the Company acquired a fee simple interest in a 20,700 square feet retail property known as Dollar General Market located in Chandler, North Carolina.  The Company purchased this property from an unaffiliated third party for approximately $3,300.

On August 7, 2012, the Company acquired a fee simple interest in a 259,996 square feet retail property known as Shops at Moore located in Moore, Oklahoma.  The Company purchased this property from an unaffiliated third party for approximately $38,750.  For pro forma purposes, the effects of Shops at Moore has not been included as the initial purchase price accounting was incomplete at the time the financial statements were issued.

On August 8, 2012, the Company entered into a $4,785 loan secured by a first mortgage on Shops at Julington Creek. This loan bears interest at a fixed rate equal to 4.60% per annum, and matures on September 1, 2022.

On August 9, 2012, the Company entered into a $12,925 loan secured by a first mortgage on One Webster. This loan bears interest at a fixed rate equal to 3.30% per annum, and matures on September 1, 2019.

The following condensed pro forma consolidated financial statements for the three and six months ended June 30, 2012 and 2011, include pro forma adjustments related to the acquisitions after June 30, 2012 considered material to the consolidated financial statements which were FedEx Center and BJ’s at Richie Station which are presented assuming the acquisitions had been consummated as of January 1, 2011.

The pro forma financial information below includes the pro forma information as presented in Note 3 to the consolidated financial statements.

On a pro forma basis, the Company assumes the common shares outstanding as of August 1, 2012 were outstanding as of January 1, 2011. The following condensed pro forma financial information is not necessarily indicative of what the actual results of operations of the Company would have been assuming the 2012 and 2011 acquisitions had been consummated as of January 1, 2011 and 2010, respectively, nor does it purport to represent the results of operations for future periods. Depreciation and amortization pro forma adjustments are based on preliminary purchase price allocations and are subject to change.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

	For the three months ended June 30, 2012
	Note 3 - As Adjusted (unaudited)	Pro Forma Adjustments (unaudited)	As Adjusted (unaudited)
Total income	$30,698	$1,370	$32,068
Net income attributable to common stockholders	$950	$339	$1,289

Net income attributable to common stockholders per common share, basic and diluted	$0.01		$0.01
Weighted average number of common shares outstanding, basic and diluted	90,129,431		98,288,035

	For the three months ended June 30, 2011
	Note 3 - As Adjusted (unaudited)	Pro Forma Adjustments (unaudited)	As Adjusted (unaudited)
Total income	$24,652	$1,370	$26,022
Net (loss) income attributable to common stockholders	$(2,497)	$339	$(2,158)

Net loss attributable to common stockholders per common share, basic and diluted	$(0.03)		$(0.02)
Weighted average number of common shares outstanding, basic and diluted	90,129,431		98,288,035

	For the six months ended June 30, 2012
	Note 3 - As Adjusted (unaudited)	Pro Forma Adjustments (unaudited)	As Adjusted (unaudited)
Total income	$59,139	$2,741	$61,880
Net income attributable to common stockholders	$1,213	$679	$1,892

Net income attributable to common stockholders per common share, basic and diluted	$0.01		$0.02
Weighted average number of common shares outstanding, basic and diluted	90,129,431		98,288,035

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 (unaudited)

(Dollar amounts in thousands, except per share data)

	For the six months ended June 30, 2011
	Note 3 - As Adjusted (unaudited)	Pro Forma Adjustments (unaudited)	As Adjusted (unaudited)
Total income	$47,553	$2,726	$50,279
Net (loss) income attributable to common stockholders	$(4,016)	$668	$(3,348)

Net loss attributable to common stockholders per common share, basic and diluted	$(0.04)		$(0.03)
Weighted average number of common shares outstanding, basic and diluted	90,129,431		98,288,035